   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1996

                                                      REGISTRATION NO. 333-3304
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                UROLOGIX, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

     MINNESOTA                       3845                           41-1697237
  (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL                (I.R.S.
  JURISDICTION OF         CLASSIFICATION CODE NUMBER)               EMPLOYER
  INCORPORATION OR                                               IDENTIFICATION
   ORGANIZATION)            14405 21ST AVENUE NORTH                    NO.)
                             MINNEAPOLIS, MN 55447
                                (612) 475-1400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 JACK E. MEYER
                                UROLOGIX, INC.
                            14405 21ST AVENUE NORTH
                             MINNEAPOLIS, MN 55447
                                (612) 475-1400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                   COPY TO:
     THOMAS G. LOVETT, IV, ESQ.               PATRICK F. COURTEMANCHE, ESQ.
     LINDQUIST & VENNUM P.L.L.P.              DORSEY & WHITNEY LLP
     4200 IDS CENTER                          PILLSBURY CENTER SOUTH
     80 SOUTH 8TH STREET                      220 SOUTH SIXTH STREET
     MINNEAPOLIS, MN 55402                    MINNEAPOLIS, MN 55402-1498
     (612) 371-3211                           (612) 340-2600

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                 UROLOGIX, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

       ITEM NUMBER AND CAPTION                   LOCATION IN PROSPECTUS
       -----------------------                   ----------------------
 1.Forepart of the Registration
     Statement and Outside Front
     Cover Page of Prospectus
     Forepart........................ Front Cover Page; Inside Front Cover Page
 2.Inside Front and Outside Back
     Cover Pages of Prospectus....... Inside Front Cover Page; Additional
                                       Information; Back Cover Page
 3.Summary Information, Risk Factors
     and Ratio of Earnings to Fixed   Cover Page; Prospectus Summary; Risk
     Charges.........................  Factors; The Company
 4.Use of Proceeds................... Prospectus Summary; Use of Proceeds
 5.Determination of Offering Price... Cover Page; Underwriting
 6.Dilution.......................... Dilution
 7.Selling Security Holders.......... Not Applicable
 8.Plan of Distribution.............. Cover Page; Underwriting
 9.Description of Securities to be    Prospectus Summary; Dividend Policy;
     Registered......................  Capitalization; Description of Capital
                                       Stock
10.Interest of Named Experts and
     Counsel......................... Experts; Legal Matters
11.Information with Respect to the    Outside Front Cover Page; Prospectus
     Registrant......................  Summary; Risk Factors; Capitalization;
                                       Selected Financial Data; Management's
                                       Discussion and Analysis of Financial
                                       Condition and Results of Operations;
                                       Business; Management; Certain
                                       Transactions; Principal Shareholders;
                                       Description of Capital Stock
12.Disclosure of Commission Position
     on Indemnification for
     Securities Act Liabilities...... Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           Subject to Completion

                                2,700,000 Shares               May 16, 1996

                                     [LOGO]


                                  Common Stock

                                   --------

  All of the shares of Common Stock offered hereby are being sold by Urologix, Inc. ("Urologix" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for the factors considered in determining the initial public offering price. The Company has applied for listing of the Common Stock on the Nasdaq National Market under the symbol ULGX.

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          PRICE           UNDERWRITING          PROCEEDS
                                           TO             DISCOUNTS AND            TO
                                         PUBLIC            COMMISSIONS          COMPANY(1)
- ------------------------------------------------------------------------------------------
Per Share........................         $                   $                   $
- ------------------------------------------------------------------------------------------
Total(2).........................      $                   $                   $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Before deducting expenses of the offering estimated at $500,000.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions, and Proceeds to Company will be $       ,
    $        and $       , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
          , 1996.

Alex. Brown & Sons
  INCORPORATED
              Vector Securities International, Inc.

                                         Dain
                                         Bosworth
                                         INCORPORATED

               THE DATE OF THIS PROSPECTUS IS             , 1996

[UROLOGIX LOGO]

     [Picture of T3 Control Unit.]

The T3 System includes the stand-alone, portable T3 Control Unit that provides all necessary patient connections and user interfaces.

     [Picture of T3 catheter.]

The single-use T3 Catheter emits microwave energy from a proprietary antenna contained within the catheter.

     [Picture of transverse section of BPH prostate showing temperature profile created by T3 System and color/temperature key.]

Transverse section of BPH prostate showing temperature profile created by the T3 System.

The proprietary Urologix T3 technology uses microwave energy to preferentially heat targeted regions of the diseased prostate causing cell death. Catheter cooling protects the urethra, minimizing risk and discomfort to the patient both during and after treatment.

- --------------------------------------------------------------------------------
 The T3 System is an investigational device and has not been approved by the
 FDA for commercial sale in the United States. The T3 System is in the early stages of clinical testing and clinical data have not been submitted to the
 FDA.
 -------------------------------------------------------------------------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE AFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  Urologix(R) and T3(R) are registered trademarks of the Company. Trademarks of others are also referred to in this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

  Urologix is engaged in the development of minimally-invasive medical devices for the treatment of urological disorders. The Company's initial product, the Transurethral Thermo-ablation Therapy ("T3") System, is designed to treat benign prostatic hyperplasia ("BPH"), commonly known as "enlarged prostate." BPH affects millions of men as the prostate gland enlarges and causes adverse changes in urinary voiding patterns, which can dramatically impact a man's quality of life. The T3 procedure is a non-surgical, catheter-based therapy that uses a proprietary microwave technology and is designed to preferentially heat diseased areas of the prostate to a temperature sufficient to cause cell death, while simultaneously cooling and protecting the pain sensitive urethral tissue. Because the urethra is protected from heat and is not punctured or penetrated, a T3 procedure can be performed without general or regional anesthesia or intravenous sedation. Accordingly, the procedure can be performed in a low-cost setting such as a physician's office or an outpatient clinic. The Company believes that the T3 System is positioned to address the needs of physicians, patients and payors because of its potential to provide an efficacious, safe and cost-effective procedure for the treatment of BPH without the complications and side effects inherent in current treatments. The T3 System is an investigational device and is not currently available for commercial distribution in the United States. Although the Company has met the necessary registration requirements in Canada and the United Kingdom to commercialize the T3 System in these countries, the Company's T3 System has not been approved for commercial sale in any other foreign jurisdiction.

  Evidence of BPH typically begins to appear in men in their 50s, and by age 70 the quality of life of most men is negatively affected by BPH symptoms. These troubling symptoms include increased frequency of urination, a sudden urgency to urinate and a weak flow of urine. It is estimated that at least 23 million men worldwide suffer moderate to severe symptoms of BPH, including six million men in the United States. It is further estimated that in the United States over 80% of these men live with the symptoms of the disease, an approach known as "watchful waiting," rather than undergo surgery or prolonged drug treatment. Despite the fact that only a small portion of sufferers seek treatment, worldwide BPH-related expenditures are estimated to be $8 billion annually, with $3 billion spent annually in the United States.

  BPH has historically been treated by surgical intervention or by drug therapy. The primary surgical treatment for BPH is transurethral resection of the prostate ("TURP"), a procedure in which an electrosurgical loop is used to cut away the prostatic urethra and surrounding diseased tissue in the prostate, thereby widening the urethral channel for urine flow. The TURP procedure requires the use of general or spinal anesthesia and almost always results in post-treatment hospitalization, both of which add significantly to the total treatment cost. A significant number of patients who undergo TURP encounter both short and long-term complications. These complications can include painful urination, retrograde ejaculation, infection, impotence, long-term incontinence and excessive bleeding. Drug therapy has emerged as an alternative to surgery in the last several years. While it is estimated that 1.5 million men in the United States will use drug therapy for BPH in 1996, independent clinical studies have shown that many men undergoing drug therapy do not realize clinically significant relief from BPH symptoms. An estimated 30% to 40% of patients who initially pursue drug therapy to treat their BPH symptoms discontinue treatment within twelve months for various reasons, including the inconvenience of the daily regimen, dissatisfaction with symptom relief and undesirable side effects ranging from dizziness, headache and fatigue to impotence, decreased libido and other sexual dysfunctions, depending on the type of drug therapy used.

  The Company's clinical studies to date demonstrate that most patients who received the T3 therapy experienced a significant improvement in BPH symptoms and urine flow rates, minimal complications and post-treatment discomfort, and were able to return to normal activities within a few days. As of March 1, 1996, 457 patients affected with BPH have been treated with Urologix' T3 System in controlled clinical studies. The Company expects to submit its premarket approval application ("PMA") to the United States Food and Drug Administration (the "FDA") in 1996 based on the results of its clinical trials. The Company expects to receive ISO 9001 certification and to meet the requirements for use of the CE Mark in 1996, which will allow the Company to market its products in the European Union. The

Company's Japanese distributor, Nihon Kohden Corporation, expects to submit an application for marketing approval to the Japanese Ministry of Health and Welfare in 1996.

  The Company's objective is to establish itself as a leader in the design, development and commercialization of clinically effective, minimally-invasive solutions for urological disorders. To date, the Company has focused on developing the T3 System for treating BPH. Key elements of the Company's strategy are: (i) to focus on the large and growing urology market; (ii) to develop a direct sales organization in the United States and build upon strong clinical relationships worldwide; (iii) to establish strategic partnerships;
(iv) to maintain technological leadership and protect technology advantages through patents; and (v) to seek early regulatory approvals in target markets.

                                  THE OFFERING

Common Stock offered hereby..................... 2,700,000 shares
Common Stock to be outstanding after the         8,678,526 shares(1)
 offering.......................................
Use of proceeds................................. To fund research and development, clinical trials, sales and marketing, capital
                                                 expenditures and manufacturing scale-up
                                                 expenditures and for working capital and other
                                                 general corporate purposes.
Proposed Nasdaq National Market Symbol.......... ULGX

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   NINE MONTHS    FOR THE PERIOD
                                                      ENDED       FROM INCEPTION
                          YEARS ENDED JUNE 30,      MARCH 31,     (MAY 29, 1991)
                          ----------------------  --------------     THROUGH
                           1993    1994    1995    1995    1996   MARCH 31, 1996
                          ------  ------  ------  ------  ------  --------------
STATEMENTS OF OPERATIONS
 DATA:
 Cost reimbursement(2)..  $  164  $    9  $  489  $  301  $  343     $ 1,005
 Costs and expenses:
  Cost of goods sold....     254     179     785     424     866       2,084
  Research and
   development..........   1,478   1,598   4,099   2,396   3,571      11,399
  General and
   administrative.......     468     677     883     715     823       3,130
  Sales and marketing...      22     124     477     262     547       1,244
 Operating loss.........  (2,058) (2,569) (5,755) (3,496) (5,464)    (16,852)
 Net loss...............  (1,997) (2,525) (5,426) (3,308) (5,381)    (16,321)
 Pro forma net loss per
  common share(3).......                  $(0.91) $(0.55) $(0.90)
 Shares used in
  computing pro forma
  net loss per share(3).                   5,996   5,990   6,010

                                                           MARCH 31, 1996
                                             JUNE 30,  ------------------------
                                               1995     ACTUAL   AS ADJUSTED(4)
                                             --------  --------  --------------
BALANCE SHEET DATA:
 Cash, cash equivalents and marketable
  securities................................ $  3,571  $  3,399     $ 35,542
 Total assets...............................    4,876     4,416       36,559
 Total liabilities..........................      899     1,187        1,187
 Deficit accumulated during the development
  stage.....................................  (10,940)  (16,321)     (16,321)
 Total shareholders' equity.................    3,977     3,230       35,373

- -------

(1) Based on the number of shares outstanding as of April 1, 1996, excluding a warrant to purchase 7,405 shares of Common Stock and 722,200 shares reserved as of such date for issuance upon the exercise of outstanding stock options.
(2) Cost reimbursement reflects the reimbursement of certain of the Company's costs for clinical trials, as permitted by FDA regulations.
(3) Computed on the basis described for pro forma net loss per common share in
    Note 1 of Notes to Financial Statements.
(4) Adjusted to give effect to the estimated net proceeds of this offering based upon an assumed public offering price of $13.00 per share. See "Use of Proceeds."

                                ---------------

 Except as otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects the conversion of all outstanding Preferred Stock to Common Stock (the "Preferred Stock Conversion") immediately prior to the closing of this offering and (iii) reflects a one-for-two reverse stock split effective prior to the Preferred Stock Conversion. See "Capitalization," "Description of Capital Stock" and "Underwriting."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

  Lack of Regulatory Approval; Clinical Status. The Company's sole product, the T3 System, is in the clinical testing stage and is not currently available for commercial distribution in the United States. Although the Company has met the necessary registration requirements in Canada and the United Kingdom to commercialize the T3 System in these countries, the Company's T3 System has not been approved for commercial sale in any other foreign jurisdiction. Before the Company will be able to market the T3 System in the United States, it will require marketing approval from the FDA. Prior to commercialization in foreign jurisdictions, the Company will require similar approvals from the appropriate regulatory bodies in those jurisdictions. The Company anticipates submitting the PMA for its T3 System to the FDA in 1996. Prior to submission of the PMA, however, additional clinical follow-up from patients that have undergone the T3 procedure will be required. There can be no assurance that the PMA will be submitted in the proposed time frame or that the FDA will accept the PMA for filing or ultimately approve the PMA. The process of attempting to obtain FDA and other regulatory approvals is unpredictable and often lengthy and requires the expenditure of substantial resources. In addition, the Company's clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary regulatory approvals. There can be no assurance that the Company's T3 System will prove to be safe or effective, will be approved by appropriate regulatory authorities or be approved for reimbursement by health care payors, will be capable of being manufactured in commercial quantities at acceptable costs or will be successfully marketed. If the T3 System does not prove to be safe and effective in clinical trials to the satisfaction of the FDA and other regulatory authorities or if the Company is otherwise unable to commercialize the T3 System successfully, the Company's business, financial condition and results of operations will be materially adversely affected. See "Business-- Clinical Status" and "--Government Regulation."

  Development Stage Company; Limited Operating History; Accumulated Deficit. The Company has a limited history of operations and is in the development stage. Since its inception in 1991, the Company has been engaged primarily in research and development and clinical trials of the T3 System. The Company has experienced significant operating losses since inception and, as of March 31, 1996, had an accumulated deficit of $16.3 million. The development and commercialization by the Company of the T3 System will require additional product development, clinical, regulatory and other expenditures. The Company expects operating losses through at least the end of 1997 as it continues to expend substantial resources in funding clinical trials in support of regulatory and reimbursement approvals, expansion of marketing and sales activities and research and development. There can be no assurance that the T3 System will be successfully commercialized or that the Company will achieve significant domestic or international revenues. In addition, there can be no assurance that the Company will achieve or sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Clinical Status" and "--Government Regulation."

  Uncertainty of Market Acceptance. T3 represents a new therapy for BPH, and there can be no assurance that the T3 System will gain any significant degree of market acceptance among physicians, health care payors or patients, even if necessary international and United States regulatory and reimbursement approvals are obtained. Even if the clinical safety and effectiveness of the T3 procedure are established and marketing approvals are obtained, physicians may elect not to prescribe the procedure unless adequate reimbursement from health care payors is available. Health care payor acceptance of the T3 procedure will require, among other things, evidence of the cost effectiveness of T3 as compared to other BPH therapies. Patient acceptance of the procedure will depend in part on physician recommendations, as well as other factors, including the degree of invasiveness and the rate and severity of complications and other side effects associated with the procedure as compared to other therapies. To date, clinical data does not suggest a need for retreatment following the T3 procedure. However, there can be no assurance as to whether and, if so, how frequently T3 patients will require retreatment and whether any such retreatment would be effective or would have a negative effect on patient, physician and payor acceptance of the T3 procedure. Failure of the T3 System to achieve significant market acceptance among physicians, health care payors and/or patients would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Clinical Status," "--Sales and Marketing" and "--Third Party Reimbursement."

  Dependence on Patents and Proprietary Rights. The Company's success depends in part on its ability to protect its T3 System and technology under United States and international patent laws and other intellectual property laws and to operate without infringing upon the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. Other companies have developed or are in the process of developing medical methods and devices to transurethrally treat BPH with microwave energy. Several companies have applied for, and in some cases received, patents related to such medical methods and devices. One company, BSD Medical Corp., initiated a patent infringement lawsuit against the Company in 1992. The Company chose to settle that lawsuit in March 1994 by entering into a license for the patent at issue, as well as several other patents, under which the Company agreed to pay a small royalty on future sales of certain of the Company's products and paid an advance royalty with respect to those sales. Other than the license with BSD Medical Corp., the Company is not licensed under any patents.

  Another company, EDAP Technomed, Inc. ("EDAP"), has also obtained United States and European patents relative to its transurethral, microwave-based system for treating BPH. Its recently issued European patent is currently subject to the opposition process. The Company received a letter dated May 13, 1996 from intellectual property counsel for EDAP alleging that the T3 System is covered by one of EDAP's United States patents and that any commercial manufacture, use or sale of the T3 System would infringe that United States patent. The Company has been aware of the EDAP patent and, based on its investigation, which included obtaining the advice of intellectual property counsel, believes that its T3 System does not infringe the EDAP patent or any other United States patent. Further, the Company does not believe that any patent exists which will preclude the Company from manufacturing and selling its T3 System on a worldwide basis. There can be no assurance, however, that the Company's T3 System does not infringe upon the patent rights or other intellectual property rights of EDAP or other companies, that the Company will not be required to seek licenses from EDAP or other companies, or that EDAP or other companies will not pursue claims of infringement against the Company.

  The defense and prosecution of intellectual property suits, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings are both costly and time consuming and would result in a significant diversion of effort and resources by the Company's technical and management personnel. An adverse determination in any such litigation or proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and to pay ongoing royalties, require the Company to redesign the T3 System, or subject the Company to an injunction preventing the manufacture, use or sale of the T3 System in United States or foreign markets. There can be no assurance that the Company could prevail in any such actions or that necessary licenses would be available to the Company on satisfactory terms or at all or that the Company could satisfactorily redesign the T3 System. In addition to being costly, protracted litigation to defend or prosecute intellectual property could result in the Company's customers or potential customers deferring or limiting their purchase or use of the Company's products until resolution of such litigation. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and result of operations.

  The Company has been issued six United States patents covering its technology. The Company has nine additional patent applications pending in the United States and has applied for patent coverage in a number of foreign jurisdictions. There can be no assurance, however, that any of such applications will result in patents being issued, or that the Company's issued patents, or any patents which may be issued as a result of existing or future applications, will offer any degree of protection. There can be no assurance that any of the Company's patents or patent applications will not be challenged, invalidated or circumvented in the future. In addition, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. There can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets.

  The Company also relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through non-disclosure agreements with employees, consultants and other parties. There can be no assurance that these non-disclosure agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. See "Business--Patents and Proprietary Rights."

  Reliance on Single Product. The T3 System is the Company's sole product. As such, the Company's future success is entirely reliant upon its ability to market the T3 System commercially in the United States and elsewhere. If the Company is unable to prove the T3 System is safe and effective, if the Company does not receive required FDA and foreign regulatory approvals to market the T3 System on a timely basis or at all, or if the Company is otherwise unable to commercialize the T3 System successfully, the Company's business, financial condition and results of operations would be materially adversely affected.

  Competition and Technological Advances. Competition in the market for treatment of BPH is intense and is expected to increase. The Company believes its principal competition will come from existing surgical therapies, such as TURP, and non-surgical alternatives, including drug therapy and watchful waiting. The Company faces and expects increasing competition from numerous other companies developing drugs and laser, radio frequency, microwave and other procedures for the treatment of BPH. Many of the Company's competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than the Company. In addition, the Company's competitors may succeed in developing or marketing technologies and products that are more effective or commercially attractive than the T3 System and may succeed in developing commercially marketable competitive products prior to the Company. In May 1996, the FDA granted approval to EDAP Technomed, Inc. to sell its Prostatron in the United States for the treatment of symptoms of BPH. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--BPH Therapies and Their Limitations" and "--Competition."

  Uncertainty Relating to Third Party Reimbursement. The Company's success will be dependent upon, among other things, the extent to which satisfactory reimbursement for the T3 procedure can be obtained from health care payors for physicians performing the T3 procedure and for costs of the T3 System. In the United States and in international markets, third party reimbursement is generally available for certain existing therapies used for treatment of BPH. Third party reimbursement will be dependent upon decisions by the Health Care Financing Administration ("HCFA") for Medicare, individual managed care organizations, private insurers, foreign governmental health programs and other payors. Failure to establish sufficient reimbursement from health care payors or adverse changes in governmental and private third party payors' policies toward reimbursement for BPH procedures could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Third Party Reimbursement."

  Need to Comply with Government Regulation. Government regulation in the United States and other countries is a significant factor in the development and marketing of the Company's T3 System and in the Company's ongoing manufacturing and research and development activities. The Company is regulated in the United States by the FDA with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of the T3 System. In order to market and sell the T3 System, the Company will be required to obtain marketing approval or clearance from the FDA. The T3 System is currently classified as a Class III device, and the Company intends to seek marketing approval through a PMA. The PMA process is uncertain, requires the expenditure of substantial resources and can be lengthy. There can be no assurance that the necessary approvals, including approval of the Company's PMA application for the T3 System or subsequent modifications to the T3 System, will be granted on a timely basis or at all, and delays in the receipt of or failure to receive such approvals, or the loss of previously received approvals, would have a material adverse effect on the business, financial condition and results of operations of the Company. The FDA also imposes post-marketing controls on the Company and its products, including registration, listing, medical device reporting and other requirements. Failure to meet these pervasive FDA requirements or adverse FDA determinations regarding the Company's clinical and preclinical trials could subject the Company and/or its employees to injunction, fines, recall or seizure of products, total or partial suspension of production, distribution, sales and marketing, suspension or withdrawal of existing product approvals or clearances, refusals to approve or clear new applications or notices and criminal prosecution.

  Sales of medical devices outside the United States are subject to United States export requirements and foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The time and requirements to obtain approval by a foreign country may differ substantially from those required for FDA approval. There can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries. See "Business--Government Regulation."

  Need For Additional Future Capital. The Company's capital requirements have been and will continue to be significant. To date, the Company has been dependent primarily on the net proceeds of private placements of its equity securities, aggregating approximately $19.6 million. The Company is dependent upon the net proceeds of this offering to fund its continued development and commercialization efforts as well as its other working capital requirements. The Company currently has no committed sources of, or other arrangements with respect to, additional financing. There can be no assurance that the Company's existing capital resources, together with the net proceeds from this offering and future operating cash flows, will be sufficient to fund the Company's future operations. The Company's capital requirements will depend on numerous factors, including the time and expense involved in obtaining regulatory approval for the T3 System and any other products developed by the Company, the cost involved in protecting the proprietary rights of the Company, the time and cost involved in manufacturing scale-up and in establishing marketing, distribution, training and technical support networks and the effectiveness of these and other commercialization activities. The Company may require substantial additional funding to develop and to conduct clinical testing of its T3 System and other products, if any, to expand its manufacturing capacity and to develop marketing capability. There is no assurance that such funding will be available on acceptable terms, if at all.

  Financing production of the T3 System in quantities necessary for commercialization, as well as supplying T3 Systems on a contracted lease basis, will require a significant investment of working capital. This need for working capital is likely to increase to the extent that demand for the T3 System increases and the Company leases additional units. The Company may pursue establishment of an equipment leasing relationship with a third party lessor. The Company has not yet obtained a commitment for such equipment leasing, and there can be no assurance that the Company will be able to obtain equipment financing on acceptable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Limited Manufacturing Experience. The Company has only limited experience in producing its T3 System and has not produced it in commercial quantities. The Company's facilities and the facilities of certain of its contract manufacturers will need to comply with applicable regulations including the FDA's current Good Manufacturing Practices ("GMP") regulation, ISO 9001 certification requirements and other regulations. Any failure to comply with applicable requirements and regulations by the Company or its contract manufacturers could delay or prohibit manufacturing of the T3 System, which could have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that the Company will be able to make the transition to commercial production of the T3 System under GMP at acceptable costs. As commercialization occurs, the Company will need to hire and train additional staff, which may result in delays in meeting manufacturing quality and quantity requirements. If the Company is unable to make the transition to commercial production at acceptable costs, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business-- Manufacturing," "--Employees" and "--Government Regulation."

  Product Liability Risk; Limited Insurance Coverage. The manufacture and sale of medical products entail significant risk of product liability claims. The Company maintains product liability insurance coverage of $1.0 million per occurrence and an annual aggregate maximum of $2.0 million. The Company also carries a $5.0 million umbrella insurance policy. There can be no assurance that the Company's existing insurance coverage limits are adequate to protect the Company from any liabilities it might incur in connection with the clinical trials or future sales of the T3 System. In addition, the Company may require increased product liability coverage as the T3 System is commercialized. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. A product liability claim or series of claims brought against the Company with respect to uninsured liabilities or in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, failure to comply with the FDA's GMP regulations could have a material adverse effect on the ability of the Company to defend against product liability lawsuits. See "Business--Product Liability and Insurance."

  Contract Manufacturing; Dependence Upon Key Suppliers. The T3 Control Unit for the T3 System is assembled by a contract manufacturer pursuant to a supply agreement with the Company. If for any reason the contract manufacturer is unable or unwilling to manufacture the T3 Control Unit for the Company in the future, the Company could incur significant delays in obtaining a substitute contract manufacturer. In addition, the Company purchases additional components used in the T3 System from various suppliers and relies on single sources for several components. One such component is obtained from a source that has a patent for the technology. Delays would be caused if supply of this component or other components were interrupted. These delays could be extended in certain situations where a component substitution may require approval by the FDA of a PMA supplement. The Company expects to be dependent upon such manufacturers and subcontractors for the foreseeable future. Therefore, failure to obtain components from such sources or delays associated with any future component shortages, particularly as the Company makes the transition to commercial production, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

  Dependence Upon Key Employees. The Company is dependent upon a number of key management and technical personnel. The Company's ability to manage its transition from the development stage to a commercial entity will depend in large part on the efforts of these individuals. The Company's success will also depend on its ability to attract and retain additional highly qualified management and technical personnel. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more members of the management group or the inability to hire additional personnel as needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Employees" and "Management."

  Control by Directors, Executive Officers and Affiliates. The Company's directors, executive officers and certain of their affiliates will, in the aggregate, beneficially own approximately 44.5% of the Company's outstanding Common Stock following the completion of this offering, including options exercisable within 60 days of April 1, 1996. As a result, these shareholders may influence and, if acting together, could control all matters requiring approval by the shareholders of the Company, including the election of directors, approval of amendments to the Company's Articles of Incorporation and approval of mergers or other business combination transactions. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Shareholders" and "Description of Capital Stock."

  No Prior Public Market; Possible Stock Price Volatility. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or be sustained following this offering. The initial public offering price will be determined through negotiations between the Company and Alex. Brown & Sons Incorporated, Vector Securities International, Inc. and Dain Bosworth Incorporated, as representatives of the Underwriters (the "Representatives"), and may bear no relationship to the price at which the Common Stock will trade following this offering. There can be no assurance that future market prices of the Common Stock will not be lower than the initial offering price. In addition, the stock market historically has experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to the operating performance of such companies. Announcements of new products and services by the Company or its competitors, technological innovations, disputes regarding patents or other proprietary rights, regulatory developments and economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant effect on the market price of the Common Stock. See "Underwriting."

  Possible Adverse Market Effect of Shares Eligible for Future Sale; Registration Rights. Sales of substantial amounts of Common Stock in the public market following this offering could have an adverse effect on the price of the Company's Common Stock. The Company will have 8,678,526 shares of Common Stock outstanding immediately following the offering. The 2,700,000 shares sold in this offering will be eligible for sale in the public market immediately following this offering, except for any shares purchased by an "affiliate" of the Company, which will be subject to the limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). All officers, directors and certain shareholders of the Company, owning an aggregate of approximately 5,752,364 shares, have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock without the consent of Alex. Brown & Sons Incorporated for a period of 180 days after the date of this Prospectus. Taking into consideration these lock-up agreements, (i) approximately 170,663 shares will be eligible for immediate sale on the date of this Prospectus in accordance with Rule 144; (ii) approximately 47,825 shares of Common Stock will be eligible for sale in the public market beginning 90 days after the date of this Prospectus in accordance with Rule 144; (iii) approximately 5,121,232 additional shares will be eligible for sale beginning 180 days after the date of this Prospectus upon the expiration of agreements not to sell such shares;
(iv) an additional 312,500 shares will become eligible for sale beginning in December 1997 as the Rule 144 holding period for such shares expires; and (v) an additional 326,306 shares will become eligible for sale beginning in March 1998 as the Rule 144 holding period for such shares expires. Alex. Brown & Sons Incorporated, in its sole discretion and at any time without notice, may release all or any portion of the securities subject to such agreements not to sell. At March 31, 1996, options to purchase an aggregate of 722,200 shares of Common Stock were outstanding. Of these options, 636,188 shares are subject to a 180-day lock-up, leaving options representing 86,012 shares available for exercise and sale upon vesting and the effective date of the Form S-8 which the Company intends to file in respect of such options. Upon consummation of this offering, warrants to purchase an aggregate of 7,405 shares of Common Stock will be outstanding which will be available for exercise and sale upon the effective date of this Prospectus in accordance with Rule 144. In addition, if the Company is required to register shares pursuant to outstanding demand registration rights or to include in a Company-initiated registration shares held by holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Shares Eligible for Future Sale."

  Possible Issuances of Undesignated Shares; Anti-Takeover Provisions. Upon the closing of this offering, the Board of Directors will be authorized to issue up to 5,000,000 undesignated shares of capital stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the Company's shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any undesignated shares that may be issued in the future. The issuance of undesignated shares could have the effect of delaying, deferring or preventing a change in control of the Company, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at a premium. Upon the closing of this Offering, the Company's Board of Directors will be divided into three classes serving staggered three-year terms. The staggered terms of directors may limit the shareholders' ability to change control of the Company even if a change in control were in the shareholders' interest. Additionally, the Company could adopt in the future one or more additional anti-takeover measures, such as a shareholder rights plan, without first seeking shareholder approval, which measures could also make a change in control of the Company more difficult. The Company is also subject to provisions of the Minnesota Business Combination Act and the Minnesota Control Share Acquisition Act that make certain business combinations more difficult. See "Description of Capital Stock."

  Immediate and Substantial Dilution. Purchasers of shares of Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value of their purchased shares of Common Stock (approximately $8.92 per share). Investors may also experience additional dilution as a result of the exercise of outstanding stock options. See "Dilution."

  No Dividends. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying such dividends for the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

  The Company was incorporated in Minnesota in 1991. The Company's executive offices are located at 14405 21st Avenue North, Minneapolis, Minnesota 55447, and its telephone number is (612) 475-1400.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,700,000 shares of Common Stock offered by the Company hereby, at an assumed offering price of $13.00 per share, are estimated to be approximately $32,143,000 ($37,039,450 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

  The Company expects to use approximately $4.8 million of the net proceeds from this offering to fund research and development (primarily the T3 System), approximately $4.1 million to fund ongoing and future clinical trials, approximately $3.9 million to fund the expansion of the Company's sales and marketing force to commercially market its products in the United States and internationally, approximately $3.5 million to fund the cost of T3 Control Units available for lease, approximately $2.2 million to fund the purchase of capital equipment and approximately $2.1 million to scale-up the manufacturing process to meet expected demand for T3 Systems. The balance of the net proceeds will be used for working capital and other general corporate purposes. These amounts are estimates, and the amount and timing of the expenditures of the net proceeds for these purposes will depend on numerous factors, including the status of the Company's product development efforts, the results of clinical trials, the regulatory approval process, competition, manufacturing activities and the market acceptance of the Company's T3 System and any other products introduced by the Company. The Company has no current plans to introduce any other products in the foreseeable future. The Company may also use a portion of the net proceeds to acquire complementary businesses, products or technologies, although the Company has no agreements and is not involved in any negotiations with respect to any such transactions. Pending such uses, the Company plans to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. The payment by the Company of cash dividends, if any, on its Common Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. See "Description of Capital Stock."

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996, after giving effect to a subsequent one-for-two reverse stock split; on a pro forma basis after giving effect to the conversion of all outstanding shares of the Preferred Stock into Common Stock; and on a pro forma as adjusted basis to reflect the receipt of the net proceeds from the sale of 2,700,000 shares of Common Stock pursuant to this offering at an assumed offering price of $13.00 per share:

                                                        MARCH 31, 1996
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                        (IN THOUSANDS)
Long-term liabilities.......................... $     19  $     19     $    19
Shareholders' equity(1)
 Undesignated Stock: $.01 par value, no shares
  authorized actual or pro forma, 5,000,000
  shares authorized pro forma as adjusted; no
  shares outstanding...........................      --        --          --
 Preferred Stock: $.01 par value, 6,000,000
  shares authorized actual and pro forma, no
  shares authorized pro forma as adjusted;
  4,242,799 shares issued and outstanding
  actual, no shares outstanding pro forma and
  no shares outstanding pro forma as adjusted..       42       --          --
 Common stock: $.01 par value, 12,500,000
  shares authorized actual and pro forma,
  25,000,000 shares authorized pro forma as
  adjusted; 1,313,373 shares issued and
  outstanding actual, 5,978,526 shares issued
  and outstanding pro forma and 8,678,526
  shares issued and outstanding pro forma as
  adjusted.....................................       13        60          87
Additional paid-in capital.....................   19,496    19,491      51,607
Deficit accumulated during the development
 stage.........................................  (16,321)  (16,321)    (16,321)
                                                --------  --------     -------
   Total shareholders' equity..................    3,230     3,230      35,373
                                                --------  --------     -------
    Total capitalization....................... $  3,249  $  3,249     $35,392
                                                ========  ========     =======

- --------

(1) Excludes (i) 873,788 shares of Common Stock reserved for issuance under the Company's 1991 Stock Option Plan, under which options to purchase 722,200 shares were outstanding as of March 31, 1996 at a weighted average exercise price of $0.50 per share and (ii) 7,405 shares of Common Stock reserved for issuance upon the exercise of an outstanding warrant at an exercise price of $2.96 per share. See "Management--1991 Stock Option Plan."

                                    DILUTION

  The net tangible book value of the Company as of March 31, 1996 was $3.2 million, or $0.54 per share of Common Stock outstanding. Net tangible book value per share represents the total amount of the Company's shareholders' equity, less intangible assets, divided by 5,978,526 shares of Common Stock outstanding after giving effect to the conversion of all outstanding shares of Preferred Stock into 4,665,153 shares of Common Stock immediately prior to the closing of this offering.

  Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale of 2,700,000 shares of Common Stock in this offering at an assumed offering price of $13.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of March 31, 1996 would have been $35.4 million or $4.08 per share. This represents an immediate increase in net tangible book value of $3.54 per share to existing shareholders and an immediate dilution in net tangible book value of $8.92 per share to purchasers of Common Stock in this offering, as illustrated in the following table:

Assumed public offering price per share.............................       $13.00
  Net tangible book value per share at March 31, 1996............... $0.54
  Increase per share attributable to new investors..................  3.54
                                                                     -----
Pro forma net tangible book value per share after the offering......         4.08
                                                                           ------
Net tangible book value dilution per share to new investors.........       $ 8.92
                                                                           ======

  The following table sets forth as of March 31, 1996, after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock immediately prior to the closing of this offering, the difference between the existing shareholders and the purchasers of shares in this offering (at an assumed offering price of $13.00 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                             ----------------- ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
Existing shareholders(1).... 5,978,526   68.9% $20,249,391   36.6%    $ 3.39
New investors............... 2,700,000   31.1   35,100,000   63.4     $13.00
                             ---------  -----  -----------  -----
    Total................... 8,678,526  100.0% $55,349,391  100.0%
                             =========  =====  ===========  =====

- --------

(1) Excludes 729,605 shares of Common Stock issuable upon exercise of stock options and warrants outstanding as of March 31, 1996, at a weighted average price per share of $0.52.

                            SELECTED FINANCIAL DATA

  The following selected financial data as of and for the period from inception (May 29, 1991) through June 30, 1991, and as of and for the fiscal years ended June 30, 1992, 1993, 1994 and 1995 have been derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants, whose report appears elsewhere in this Prospectus. The financial data as of March 31, 1996 and for the nine month periods ended March 31, 1995 and 1996 and for the period from inception (May 29, 1991) through March 31, 1996 has been derived from the Company's unaudited financial statements. The unaudited financial statements reflect, in the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation of financial position and results of operations. The results for the nine months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year. The pro forma financial data have not been audited. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this Prospectus.

                          FOR THE PERIOD                                                     FOR THE PERIOD
                          FROM INCEPTION                                                     FROM INCEPTION
                          (MAY 29, 1991)                                     NINE MONTHS     (MAY 29, 1991)
                             THROUGH         YEARS ENDED JUNE 30,          ENDED MARCH 31,      THROUGH
                             JUNE 30,    --------------------------------  ----------------    MARCH 31,
                               1991      1992    1993     1994     1995     1995     1996         1996
                          -------------- -----  -------  -------  -------  -------  -------  --------------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
 Cost reimbursement(1)..       $--       $ --   $   164  $     9  $   489  $   301  $   343     $  1,005
 Cost of goods sold.....        --         --       254      179      785      424      866        2,084
                               ----      -----  -------  -------  -------  -------  -------     --------
   Gross loss...........        --         --       (90)    (170)    (296)    (123)    (523)      (1,079)
 Costs and expenses:
  Research and
   development..........        --         653    1,478    1,598    4,099    2,396    3,571       11,399
  General and
   administrative.......         17        262      468      677      883      715      823        3,130
  Sales and Marketing...        --          74       22      124      477      262      547        1,244
                               ----      -----  -------  -------  -------  -------  -------     --------
   Total costs and
    expenses............         17        989    1,968    2,399    5,459    3,373    4,941       15,773
 Operating loss.........        (17)      (989)  (2,058)  (2,569)  (5,755)  (3,496)  (5,464)     (16,852)
 Interest income, net...        --          14       61       44      329      188       83          531
                               ----      -----  -------  -------  -------  -------  -------     --------
 Net loss...............       $(17)     $(975) $(1,997) $(2,525) $(5,426) $(3,308) $(5,381)    $(16,321)
                               ====      =====  =======  =======  =======  =======  =======     ========
 Pro forma net loss per
  common share (2)......                                          $ (0.91) $ (0.55) $ (0.90)
 Shares used in
  computing
  pro forma net loss per
  share (2).............                                            5,995    5,990    6,009

                                           JUNE 30,
                         ----------------------------------------------  MARCH 31,
                           1991     1992     1993      1994      1995      1996
                         -------- -------- --------  --------  --------  ---------
                                        (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash, cash equivalents
  and available-for-sale
  securities............   $ 14    $ 160   $ 2,004   $ 9,093   $  3,571  $  3,399
 Working capital
  (deficit).............      2      (17)    1,930     8,897      3,372     2,589
 Total assets...........     15      482     2,487     9,801      4,876     4,416
 Total liabilities......     12      401       422       408        899     1,187
 Deficit accumulated
  during the development
  stage.................    (17)    (992)   (2,989)   (5,514)   (10,940)  (16,321)
 Total shareholders'
  equity................      3       81     2,065     9,393      3,977     3,230

- -------
(1) Cost reimbursement reflects the reimbursement of certain of the Company's costs for clinical trials, as permitted by FDA regulations.
(2) Computed on the basis described for pro forma net loss per common share in
    Note 1 of Notes to Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is a development stage enterprise that was incorporated in May 1991. Since its inception, the Company has been primarily engaged in developing its proprietary T3 System to treat BPH, conducting clinical trials for the T3 System, seeking various regulatory approvals necessary to market outside the United States and developing its PMA for submission to the FDA. The Company's T3 System consists of the T3 Control Unit and the T3 Procedure Kit, which includes the T3 Catheter, Cooling Bag and Rectal Thermosensing Unit. The T3 System is an investigational device and is not currently available for commercial distribution in the United States. The Company's revenues to date primarily consist of cost reimbursement, which reflects the reimbursement of certain of the Company's costs for clinical trial equipment and disposable Procedure Kits as permitted by the applicable FDA regulation.

  As of March 1, 1996, 457 patients worldwide affected with BPH have been treated with the Company's T3 System in controlled clinical studies. The Company believes that it has treated enough patients to provide sufficient data to support its PMA and expects to file its PMA with the FDA in 1996 based on six month to one year follow-up data from these patients.

  The Company intends to market the T3 System through a direct sales force in the United States if and when FDA approval is received. The Company intends to market the T3 System internationally primarily through distributors if and when it receives the appropriate regulatory approvals. Although the Company has met the necessary registration requirements in Canada and the United Kingdom to commercialize the T3 System in these countries, the Company's T3 System has not been approved for commercial sale in the United States or in any other foreign jurisdiction. The Company expects to receive ISO 9001 certification and to meet the other requirements for use of the CE Mark in 1996, which will allow the Company to market its product in the European Union. Nihon Kohden Corporation, a large medical device company in Japan, has made an equity investment in the Company and has been granted exclusive distribution rights in Japan for the T3 System. The Company is in the process of exploring distribution arrangements for additional foreign countries.

  Since inception, the Company has experienced significant operating losses, and, as of March 31, 1996, had an accumulated deficit of $16.3 million. Other than cost reimbursement of $1,005,000 since inception, the Company has generated no significant revenues. The Company anticipates that its operating losses will continue for the foreseeable future due to significant expenditures on T3 System development, scale-up of commercial manufacturing capabilities, clinical trials, regulatory matters and sales and marketing activities. In connection with its expectation that it will meet the requirements for use of the CE Mark in 1996, the Company has begun the process of preparing for commercialization of the T3 System in the European Union and Canada.

  The Company expects sales of the T3 Control Unit and disposable Procedure Kits, which comprise the T3 System, to account for all of its revenues for the foreseeable future. The Company intends to offer urologists the option to either purchase the T3 Control Unit or lease it under a third party leasing arrangement or directly from the Company as lessor. If the Company is the lessor, it will retain title to the leased Control Units, and the leased Control Units will be capitalized on the Company's balance sheet and depreciated over a period representing their economic useful lives. Revenues from the sale of disposable Procedure Kits will be recognized upon shipment. The Company expects to generate revenues initially from sales in foreign jurisdictions as it receives appropriate regulatory approvals in those jurisdictions.

  The Company anticipates that its results of operations will be affected for the foreseeable future by several factors, including actions related to regulatory matters and health care cost reimbursement, progress of clinical studies and the extent to which the T3 System gains market acceptance.

RESULTS OF OPERATIONS

 Nine Months ended March 31, 1996 and 1995

  Cost reimbursement reflects the reimbursement of certain of the Company's costs for clinical trial equipment and disposable Procedure Kits, as permitted by applicable FDA guidelines. Cost reimbursement increased to $342,000 in the nine months ended March 31, 1996 from $301,000 in the nine months ended March 31, 1995 due to an increase in reimbursement for Procedure Kits from clinical sites. The Company expects to generate revenues initially from sales in foreign jurisdictions as it receives appropriate regulatory approvals in those jurisdictions. A small percentage of the amount reported as cost reimbursement in the fiscal 1996 nine month period resulted from commercial sales in the United Kingdom.

  Cost of goods sold includes costs incurred in connection with the production of T3 Systems, including an allocation of manufacturing and quality assurance overhead. Cost of goods sold increased to $866,000 for the nine months ended March 31, 1996 from $424,000 for the nine months ended March 31, 1995 due to increased production levels, expansion costs incurred in preparation for commercial sales of the T3 System following receipt of international regulatory approvals and costs related to bringing the Company's manufacturing process into compliance with ISO 9001 standards. The Company expects further increases in manufacturing expenses as it prepares to increase production capacity in anticipation of the receipt of various regulatory approvals that would allow the Company to market its T3 System.

  Research and development expenses include those costs associated with the development and protection of the Company's T3 System intellectual property, treatment of patients participating in clinical trials and the accumulation of outcome data to substantiate initial clinical results. Research and development expenses increased to $3.6 million for the nine month period ended March 31, 1996 from $2.4 million in the nine month period ended March 31, 1995. The increase was the result of several factors, including increased contract development expenditures to upgrade the T3 System to its latest generation, higher employee compensation due to the addition of technical and supervisory positions, an increase worldwide in the number of patients treated and additional submissions to the FDA of certain T3 System Investigational Device Exemption ("IDE") supplements. The Company expects an increase in research and development expenses as it completes the development of its latest generation T3 System. Clinical and regulatory expenses are expected to increase through fiscal 1997 due to the continuation of IDE clinical trials in the United States and preparation of the PMA and follow-up submissions to the FDA.

  General and administrative expenses were $822,000 and $715,000 for the nine months ended March 31, 1996 and 1995, respectively. The Company anticipates increased general and administrative expenses throughout fiscal years 1996 and 1997 related to the recent addition of a chief financial officer and the creation of other required administrative positions as the Company begins commercial operations.

  Sales and marketing expenses increased to $547,000 for the nine month period ended March 31, 1996 from $262,000 for the nine month period ended March 31, 1995, primarily due to the establishment of a sales office in the United Kingdom during the latter part of fiscal 1995. The Company expects sales and marketing expenses to increase as it prepares for commercial sales in anticipation of obtaining required regulatory approvals.

 Fiscal Years ended June 30, 1995 and 1994

  Cost reimbursement increased to $489,000 in 1995 from $9,000 in 1994 due to an increase in the number of clinical sites reimbursing the Company for T3 Systems used in clinical trials.

  Cost of goods sold increased to $785,000 in 1995 from $179,000 in 1994 due to an increase in the production of T3 Control Units and disposable Procedure Kits expensed for the clinical studies of the

T3 System, and additional costs related to developing manufacturing processes necessary to increase the volume of production and to comply with international manufacturing standards.

  Research and development expenses increased to $4.1 million in 1995 from $1.6 million in 1994 due to increased product development costs related to new generations of, and improvements in, the T3 System. These costs included contract development costs and higher compensation expenses resulting from the addition of management, clinical, regulatory and technical positions, in addition to an increase worldwide in the number of patients enrolled in the Company's clinical trials of its T3 System.

  General and administrative expenses increased to $883,000 in 1995 from $677,000 in 1994 due primarily to personnel additions associated with a higher level of activity.

  Sales and marketing expenses increased to $477,000 in 1995 from $124,000 in 1994, due primarily to the establishment of a sales office in the United Kingdom.

 Fiscal Years ended June 30, 1994 and 1993

  Cost reimbursement decreased to $9,000 in 1994 from $164,000 in 1993 as minimal reimbursements were received in 1994.

  Cost of goods sold decreased to $179,000 in 1994 from $254,000 in 1993 due to a reduction in the number of T3 Systems shipped.

  Research and development expenses increased to $1.6 million in 1994 from $1.5 million in 1993 due to an increase in activity related to the T3 System clinical investigation and the addition of regulatory and clinical personnel.

  General and administrative expenses increased to $677,000 in 1994 from $468,000 in 1993 primarily as a result of management additions associated with a higher level of activity.

  Sales and marketing expenses increased to $124,000 in 1994 from $22,000 in 1993 as a result of the addition of marketing personnel in late fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations since inception through private sales of equity securities and, to a lesser extent, reimbursement of certain costs for its T3 Systems in connection with its clinical trials. Through March 31, 1996, the Company had received $19.6 million in net proceeds from equity financings. As of March 31, 1996, the Company had used cash of $15.5 million to fund operations and $495,000 for the purchase of capital equipment, and had total cash, cash equivalents and available-for-sale securities of $3.4 million and working capital of $2.6 million.

  The Company maintains a $250,000 revolving credit line with Norwest Bank Minnesota, N.A, which is collateralized by a $250,000 certificate of deposit. Interest on outstanding borrowings is computed at the bank's base rate (8.25% at March 31, 1996). To date, the Company has not utilized advances available under the line of credit.

  The Company expects to continue to incur substantial expenses in support of its clinical trials, regulatory requirements and development of the T3 System, as well as increased expenses and working capital related to the introduction of the T3 System in international markets. In addition, should the Company lease T3 Control Units, substantial capital will be required to finance the lease arrangements. Although the Company currently may finance part or all of the capital requirements associated with these leasing arrangements through equipment financing with a commercial lender, the Company has not yet obtained a commitment for such equipment financing. The Company may also pursue a leasing relationship with a third party lessor, although the Company has not yet established such an arrangement. If the Company is unable to obtain equipment financing or a relationship with a third party lessor, it may need to seek other forms of financing, through the sale of equity securities or otherwise, to achieve its business objectives. There can be no assurance that the Company will be able to obtain equipment financing or alternative financing on acceptable terms or at all.

  At March 31, 1996, the Company had a shareholders' deficit accumulated during the development stage of $16.3 million. The Company expects to incur additional losses in the foreseeable future at least until such time, if ever, that it obtains necessary regulatory clearances or approvals from the FDA to market the T3 System in the United States or it is able to market the T3 System in countries other than the United States. Although the Company believes that net proceeds of this offering together with existing cash, cash equivalents and available-for-sale securities will be sufficient to fund its operations for at least the next 24 months, there can be no assurance that the Company will not require additional financing within that time frame. Any additional required financing may not be available to the Company on satisfactory terms, if at all.

  At March 31, 1996, the Company had orders outstanding to purchase a number of T3 Control Units and other components for its T3 Systems from third party vendors totalling $605,000. Under its employment agreement with its President, the Company is required to pay his salary of $165,000 for a period of one year or until he has secured alternative employment if the Company terminates his employment without cause. Under an employment letter with its Vice President, Research and Development, the Company is required to pay his salary of $138,000 for a period of six months or until he has secured alternative employment if the Company terminates his employment without cause.

                                    BUSINESS

OVERVIEW

  Urologix is engaged in the development of minimally-invasive medical devices for the treatment of urological disorders. The Company's initial product, the Transurethral Thermo-ablation Therapy ("T3") System, is designed to treat benign prostatic hyperplasia ("BPH"), commonly known as "enlarged prostate." BPH affects millions of men as the prostate gland enlarges and causes adverse changes in urinary voiding patterns, which can dramatically impact a man's quality of life. The T3 procedure is a non-surgical, catheter-based therapy that uses a proprietary microwave technology and is designed to preferentially heat diseased areas of the prostate to a temperature sufficient to cause cell death, while simultaneously cooling and protecting the pain sensitive urethral tissue. Because the urethra is protected from heat and is not punctured or penetrated, a T3 procedure can be performed without general or regional anesthesia or intravenous sedation. Accordingly, the procedure can be performed in a low-cost setting such as a physician's office or an outpatient clinic. The Company believes that the T3 System is positioned to address the needs of physicians, patients and payors because of its potential to provide an efficacious, safe and cost-effective procedure for the treatment of BPH without the complications and side effects inherent in current treatments. The T3 System is an investigational device and is not currently available for commercial distribution in the United States. Although the Company has met the necessary registration requirements in Canada and the United Kingdom to commercialize the T3 System in these countries, the T3 System has not been approved for commercial sale in any other foreign jurisdiction.

  Evidence of BPH typically begins to appear in men in their 50s, and by age 70 the quality of life of most men is negatively affected by BPH symptoms. These troubling symptoms include increased frequency of urination, a sudden urgency to urinate and a weak flow of urine. It is estimated that at least 23 million men worldwide suffer moderate to severe symptoms of BPH, including six million men in the United States. It is further estimated that in the United States over 80% of these men live with the symptoms of the disease, an approach known as "watchful waiting," rather than undergo surgery or prolonged drug treatment. Despite the fact that only a small portion of sufferers seek treatment, worldwide BPH-related expenditures are estimated to be $8 billion annually, with $3 billion spent annually in the United States.

  BPH has historically been treated by surgical intervention or by drug therapy. The primary surgical treatment for BPH is transurethral resection of the prostate ("TURP"), a procedure in which an electrosurgical loop is used to cut away the prostatic urethra and surrounding diseased tissue in the prostate, thereby widening the urethral channel for urine flow. The TURP procedure requires the use of general or spinal anesthesia and almost always results in post-treatment hospitalization, both of which add significantly to the total treatment cost. A significant number of patients who undergo TURP encounter both short and long-term complications. These complications can include painful urination, retrograde ejaculation, infection, impotence, long-term incontinence and excessive bleeding. Drug therapy has emerged as an alternative to surgery in the last several years. While it is estimated that 1.5 million men will use drug therapy for BPH in 1996, independent clinical studies have shown that many men undergoing drug therapy do not realize clinically significant relief from BPH symptoms. An estimated 30% to 40% of patients who initially pursue drug therapy to treat their BPH symptoms discontinue treatment within twelve months for various reasons, including the inconvenience of the daily regimen, dissatisfaction with symptom relief and undesirable side effects ranging from dizziness, headache and fatigue to impotence, decreased libido and other sexual dysfunctions depending on the type of drug therapy used.

  The Company's clinical studies to date demonstrate that most patients who received the T3 therapy experienced a significant improvement in BPH symptoms and urine flow rates, minimal complications and post-treatment discomfort, and were able to return to normal activities within a few days. Although the Company has previously provided the FDA with clinical information derived from its feasibility study, the Company's results from later stage clinical studies have not yet been submitted to or reviewed by the FDA. As of March 1, 1996, 457 patients affected with BPH have been treated with Urologix' T3 System in controlled clinical studies. The Company expects to submit its premarket approval application ("PMA") to the United States Food and Drug Administration (the "FDA") in 1996 based on the results of its clinical trials. The Company expects to receive ISO 9001 certification and to meet the requirements for use of the CE Mark in 1996, which will allow the Company to market its products in the European

Union. The Company's Japanese distributor, Nihon Kohden Corporation ("NKC"), expects to submit an application for marketing approval to the Japanese Ministry of Health and Welfare in 1996.

  The Company's objective is to establish itself as a leader in the design, development and commercialization of clinically effective, minimally-invasive solutions for urological disorders. To date, the Company has focused on developing the T3 System for treating BPH. Key elements of the Company's strategy are: (i) to focus on the large and growing urology market; (ii) to develop a direct sales organization and build upon strong clinical relationships; (iii) to establish strategic partnerships; (iv) to maintain technological leadership and protect technology advantages through patents and
(v) to seek early regulatory approvals in target markets.

BENIGN PROSTATIC HYPERPLASIA ("BPH")

  BPH is a non-cancerous urological disease in which the prostate enlarges and restricts the urethra. Symptoms associated with BPH affect the quality of life of millions of sufferers worldwide and BPH can lead to irreversible bladder or kidney damage. The prostate is a walnut-size gland surrounding the male urethra (the channel that carries urine from the bladder out of the body) that is located just below the bladder and adjacent to the rectum. The prostate produces seminal fluid and plays a key role in sperm preservation and transportation. While the actual cause of BPH is not fully understood, it is known that as men reach middle age, cells within the prostate that are located primarily lateral, medial and anterior to the urethra (the "transition zone") begin to grow at an increasing rate. As the transition zone of the prostate expands, it compresses or impinges other portions of the prostate gland and the urethra, thereby restricting the normal passage of urine. This restriction of the urethra may require a patient to exert excessive bladder pressure to begin urination. If the patient cannot generate sufficient force to adequately void urine from the bladder, the possibility of infection and bladder and kidney damage increases.

  Following is a diagram of the anatomy affected by BPH:

     [Diagram displaying transverse section of a normal prostate.]

     [Drawing of partial human male anatomy showing bladder, rectum, prostate and urethra.]

     [Diagram displaying transverse section of prostate with BPH.]

  The symptoms a patient experiences from BPH primarily relate to changes in urinary voiding and may have a significant impact on a patient's quality of life. These symptoms include:

  . increased frequency of                . stopping and starting of flow
    urination during the day and            during urination
    night


                                          . weak flow of urine
  . sudden urgency to urinate


                                          . sensation of incompleteness in
  . difficulty in starting                  emptying of the bladder
    urination

  The American Urological Association ("AUA") has developed and statistically validated a system of evaluating and monitoring BPH symptom severity called the AUA Symptom Score. This score is composed of the sum of the patient's responses to seven questions generally relating to the symptoms described above. The patient ranks a symptom on a scale of 0-5, with 5 being most severe. The Agency for Health Care Policy and Research ("AHCPR") has recommended that patients with a total score of less than 8 should not be considered candidates for BPH treatment of any kind. A patient with a total score of 8 to 19 is considered to have moderate symptoms of BPH, and a patient with a total score of 20 or greater is classified as having severe symptoms. Other methods of diagnosing BPH and its severity include urinary flow rates (a ratio of the volume of urine voided to duration of voiding expressed in milliliters per second), pressure flow data (pressure required to urinate) and measurements of residual urine in the bladder after voiding.

  Evidence of BPH typically begins to appear in men in their 50s, and by age 70, the quality of life of most men is negatively affected by BPH symptoms. Medical sources estimate that the percentage of men suffering from symptoms of BPH is approximately 30% for men in their 50s and increases to more than 75% for men over age 80. The following chart sets forth the Company's estimates of the number of men, both in the United States and internationally, who suffer moderate to severe symptoms of BPH and reduced urine flow rates and the approximate number of men who elected to undergo treatment for their symptoms in 1995:

      MALE POPULATION                  UNITED STATES OUTSIDE U.S.    TOTAL
      ---------------                  ------------- ------------    -----
      Over age 50                        30 million   88 million  118 million
      Moderate to severe BPH symptoms
       and reduced urine flow rates       6 million   17 million   23 million
      Treated for BPH                   1.2 million  1.4 million  2.6 million

  Because BPH is an age-related disorder, its incidence increases as the population ages. The number of men with moderate to severe symptoms of BPH is expected to double in the United States by the year 2020 as a result of the aging population, and the Company expects similar increases to occur worldwide. Europe and Japan are estimated to account for 70% of the BPH treatment market outside the United States.

  With the introduction of drug therapies, which cause fewer complications than surgery, as well as substantial advertising by pharmaceutical companies, the number of men receiving treatment has grown dramatically over the last few years. As the chart indicates, however, the vast majority of men with moderate to severe symptoms of BPH and reduced urine flow rates have elected to live with the symptoms of this chronic disease rather than undergo any of the currently available treatments. The Company believes the percentage of men with moderate to severe symptoms of the disease who seek treatment will increase in the future as a result of increased consumer knowledge of the disease and the development of treatments with less severe complications and side effects than traditional treatments.

  Total BPH related expenditures in the United States are estimated to be approximately $3 billion annually. Outside the United States, BPH expenditures are estimated at $5 billion annually.

BPH THERAPIES AND THEIR LIMITATIONS

  Historically, over 80% of men suffering moderate to severe symptoms of BPH in the United States have elected to live with the discomfort and inconvenience of the disease, an approach known as "watchful waiting." This has been due primarily to a lack of understanding of the disease and limitations of existing therapies. For many BPH sufferers, watchful waiting may represent only a temporary option due to the significant impact BPH has on a patient's quality of life. Of those seeking treatment in the United States, approximately 15% elect surgical intervention and approximately 85% elect drug therapy. The Company believes that many health care payors have encouraged watchful waiting or drug therapy over surgical intervention due in large part to the costs and potential complications of surgical therapies.

 Drug Therapy

  Drug therapy for BPH has been available since the FDA approved marketing of three orally administered pharmaceutical products, Proscar(R) (sold by Merck & Co., Inc.) in 1992, Hytrin(R) (sold by Abbott Laboratories) in 1993, and Cardura(R) (sold by Pfizer Inc.) in 1995. Drug therapy was used by approximately 1.0 million men in the United States in 1995 for the treatment of BPH symptoms and is expected to be used by 1.5 million men in the United States in 1996. The Company believes the dramatic acceptance of drug therapy in the short period since FDA approval is due to extensive drug company marketing, resulting in increased consumer awareness, and the desire of these consumers for effective treatments which have less severe complications and side effects than currently available surgical procedures. The annual cost of drug therapy is approximately $1,300 to $1,400 in the first year and approximately $750 to $1,000 per year thereafter. Drug therapy may require daily administration for the duration of the patient's life.

  Proscar is designed to treat BPH by shrinking the prostate. As much as six months of Proscar treatment may be necessary to determine efficacy and, after 12 months, at least 40% of patients taking Proscar do not experience an increase in urine flow rate or improved AUA symptom scores. Side effects for Proscar include impotence and decreased libido. Alpha blockers, such as Hytrin and Cardura, treat BPH by relaxing the muscles in the prostate and bladder neck to relieve urethral obstruction. While Hytrin and Cardura have demonstrated some ability to relieve a patient's BPH symptoms and improve urine flow rates, they still carry the potential for significant side effects such as dizziness, headache, asthenia and fatigue. An estimated 30% to 40% of those patients who initially pursue drug therapy discontinue treatment within 12 months due to various reasons including ineffectiveness, side effects and the burdens of compliance.

 Surgical Treatments for BPH

  Surgical treatments for BPH typically use various means to completely remove the prostatic urethra along with a substantial portion of the diseased tissue within the prostate. Approximately 1.0 million prostatic surgeries were performed worldwide in 1995, of which 216,000 were performed in the United States. With an average hospitalization of 4.2 days, the reimbursement of a prostatic surgery ranges from approximately $7,000 to $12,000 in the United States. Because the average age of a patient undergoing prostatic surgery in the United States is 66, a primary payor for these surgeries is Medicare. The current average Medicare reimbursement for surgery and associated complications is approximately $8,600.

  The most common surgical procedure for the treatment of BPH is TURP, whereby a rigid scope is inserted into the patient's urethra through which the surgeon passes an electrosurgical loop that is used to remove the urethra and the diseased tissue within the prostate. The TURP procedure requires general or spinal anesthesia and almost always requires post-treatment hospitalization, yet it has been the established standard for treating BPH since the 1940s. Approximately 860,000 TURP's were performed worldwide in 1994, making it the second most common surgical procedure performed on men over age 55. During the past several years, the number of TURPs performed worldwide has been decreasing, which the Company believes is due to increased awareness of the complications of surgery and the availability of drugs as an alternative treatment. While TURP results in a dramatic improvement in urine flow in 90% of the patients and a reduction in the AUA Symptom Score in 85% of the patients, a significant number of patients experience serious complications. Virtually all patients experience a burning sensation upon urination that lasts for up to three weeks following the procedure. Other complications, as reported by AHCPR, include retrograde ejaculation--the reverse flow of semen--(73.4% of patients), infection (15.5%), impotence (13.6%), excessive hemorrhaging requiring transfusion (12.5%) or immediate surgery to stop the bleeding (2.0%), long-term incontinence (3.1%) and urethral stricture (3.1%). In addition, approximately 1.5% of TURP patients die as a result of the procedure and related complications. The TURP procedure requires a highly skilled surgeon with extensive training, and the incidence of these complications may be affected by the experience of the surgeon performing the TURP. At least 10% of TURP patients develop BPH symptoms again and require retreatment within five years.

  Other surgical techniques have been developed in an attempt to address the complications and side effects of TURP. The three most prevalent procedures are: (i) transurethral incision of the prostate ("TUIP"); (ii) transurethral vaporization of the prostate ("TVP"); and (iii) laser assisted prostatectomy. TUIP is a surgical procedure performed under general or spinal anesthesia, whereby a surgical cutting tool is passed through a cystoscope in the urethra to make one or two incisions in the prostatic urethra near the bladder neck, thereby reducing urethral obstruction. TVP is a surgical procedure performed under general or spinal anesthesia, similar to a TURP, except the electrosurgical cutting tool is a cylinder (roller ball) rather than a loop. TVP removes the prostatic urethra and works by vaporizing and simultaneously coagulating tissue with a high electrosurgical current, thereby widening the channel for urinary flow. Laser assisted prostatectomy includes two similar procedures--visual laser ablation of the prostate ("V-LAP") and contact laser ablation of the prostate ("C-LAP"), in which a laser fiber catheter is guided through a cystoscope and used to ablate and coagulate the prostatic urethra and prostatic tissue. While these alternative surgical treatments have been effective in reducing some side effects associated with a TURP, such as reduced risk of blood loss, they still remove the urethra, require general or regional anesthesia and are performed in an operating room.

 Less Invasive BPH Treatments

  In an effort to eliminate hospitalization and the complications arising from surgical treatments, several other technologies are under development for the treatment of BPH. Two of these technologies are interstitial radio frequency therapy ("RF") and interstitial laser therapy, both of which are in clinical trials and have not yet been commercialized in the United States for the treatment of BPH. In an interstitial therapy procedure, a rigid scope is inserted into the patient's urethra and either needle electrodes or laser fibers pierce the urethra and are advanced into the lobes of the prostate. RF or laser energy is delivered, causing necrosis of the surrounding tissues. Due to the limited amount of tissue necrosis caused by each electrode or laser fiber, multiple punctures of the urethra are required during this procedure to coagulate a sufficient amount of tissue. The Company believes these procedures require a well-trained and skilled physician to make judgments regarding the number and depth of punctures. These procedures are designed to be performed in approximately 30 to 45 minutes using local anesthesia. The Company believes, however, that intravenous sedation or regional anesthesia will be required in addition to local anesthesia in most patients due to the need to repeatedly puncture the urethra and manipulate the large rigid scope within the urethra. As a result, the Company believes that it will be difficult to consistently perform interstitial therapies in an office or outpatient setting.

  Other technologies to treat BPH have been developed or are under various stages of development, including stents, dilation balloons, transurethral and transrectal hyperthermia and high intensity focused ultrasound.

THE UROLOGIX APPROACH

  The T3 System is a non-surgical, catheter-based technology to treat BPH. The T3 System utilizes a proprietary microwave technology delivered through a flexible catheter designed to preferentially heat the diseased area of the prostate to a temperature sufficient to cause cell death, while simultaneously cooling and protecting the pain sensitive urethral tissue. The T3 procedure does not require punctures or incisions, leaving the urethra intact, and as a result, the procedure can be performed without general or regional anesthesia or intravenous sedation. Consequently, the procedure has been, and is expected to be, performed in an office or outpatient setting and does not require an overnight hospital stay.

  The Company's clinical studies to date indicate that most patients who received the T3 procedure experienced a significant improvement in AUA Symptom Scores and urine flow rates, minimal complications and post-treatment discomfort, and were able to return to normal activities within a few days. The Company anticipates submitting its PMA for the T3 System to the FDA in 1996.

BUSINESS STRATEGY

  The Company's objective is to establish itself as a leader in the design, development and commercialization of clinically effective solutions for urological disorders. To date, the Company has focused on developing the T3 System for treating BPH. The following are the key elements of Urologix's strategy:

    Focus on Urology. The Company will develop minimally invasive, cost-effective solutions to urological problems. The urological market is a highly fragmented market of at least $14 billion annually worldwide which is expected to experience rapid growth due to the aging population. Many of the currently available treatments are inadequate for the disorders they address and as a result there are significant unmet needs in the market. The Company believes a major opportunity exists for it to build a business around designing, developing and commercializing innovative products for the treatment of urological disorders.

    Develop a Direct Sales Organization and Build Upon Strong Clinical Relationships. Most major urological procedures are performed by urologists. There are approximately 7,500 urologists practicing in the United States. The Company believes that this relatively small number of physicians affords it a unique opportunity to develop a cost-effective direct sales effort. Accordingly, the Company has retained all the sales and marketing rights to its products in the United States. The Company intends to establish a direct sales force organization to market and distribute its urological products in the United States. In its sales and marketing efforts, the Company intends to utilize the strong relationships it has established with its clinical investigators and medical advisory board to accelerate the market acceptance of its products.

    Establish Strategic Partnerships. The Company will pursue strategic corporate partnerships with other medical device manufacturers and marketers to assist the Company in distributing its urological products in markets where it does not have a direct sales force, in commercializing non-urological applications of its technology and for other corporate purposes. The Company has established an exclusive distribution relationship in Japan with NKC, a major Japanese manufacturer and marketer of medical devices. In addition, Boston Scientific Corporation, a worldwide developer, manufacturer and marketer of medical devices, has made a significant equity investment in the Company and currently has a representative on the Board of Directors. The Company is currently pursuing agreements with distributors of medical device products for markets other than the United States or Japan.

    Maintain Technological Leadership and Protect Technology Advantages through Patents. Urologix' strategy is to be a technological leader in the urological market. The Company believes that the T3 System enjoys performance advantages over alternative BPH treatment methods. These advantages derive from the Company's core technologies, including preferential heating and antenna design. The Company intends to continue to invest substantial resources in research, development and clinical testing programs. The Company spent approximately $4.1 million in fiscal 1995 and expects to continue to commit significant resources in the future for research and development. Urologix aggressively seeks to protect its proprietary technological positions by a regular process of filing patent applications throughout the world. The Company has been granted six United States patents covering the key aspects of the T3 System and has applied for nine additional patents as well as foreign patent protection.

    Seek Early Regulatory Approval in Targeted Markets. The Company seeks to obtain required regulatory approvals as early as possible, particularly in countries with favorable regulatory environments. The Company has pursued a scientific approach in clinical evaluation of the T3 System, including extensive temperature mapping within the prostate to demonstrate efficacy. The Company believes that this approach to product development and testing will facilitate the Company's ability to obtain regulatory approvals and to gain commercial acceptance of the T3 System. The Company is conducting a controlled, randomized, multicenter clinical trial of the T3 System in the United States. Data from these trials are being accumulated and analyzed in support of a PMA which the Company plans to file in 1996. The Company expects to receive ISO 9001 certification and to meet the requirements for use of the CE Mark in 1996, which would allow its products to be marketed in the European Union. The Company's Japanese distributor, NKC, will be responsible for management of clinical trials and obtaining regulatory approval in Japan. The Company expects application for obtaining such approval to be made in 1996.

T3 PRODUCT DESCRIPTION AND TECHNOLOGY

  The Company's T3 System consists of the T3 Control Unit and the T3 Procedure Kit, which includes the T3 Catheter, Cooling Bag and Rectal Thermosensing Unit ("RTU"). The T3 Control Unit contains the microwave generator, a solid-state refrigerant device, a circulation pump and electronic circuitry to monitor therapy. The T3 Control Unit supplies microwave energy and coolant to the T3 Catheter and collects and processes data from the T3 Catheter and the RTU. The T3 Catheter contains a microwave antenna for delivering microwave energy to the prostate and a thermosensor for monitoring the urethral temperature. The Coolant Bag holds the coolant that is circulated during therapy. The RTU monitors rectal temperatures. The T3 Catheter, Coolant Bag and RTU are single-use devices.

  In a T3 procedure, the T3 Catheter is inserted into the urethra and the RTU is inserted into the rectum. A cooling fluid is then circulated through the catheter. The coolant is designed to lower the temperature of the urethra to protect it from heat and discomfort. When the urethra is sufficiently cooled, the microwave energy is turned on. Temperatures in the urethra and rectum are monitored continuously to ensure that the appropriate level of energy is supplied. The targeted prostatic tissue that is sufficiently heated by the microwave energy is necrosed. Following treatment, a small catheter is inserted and the patient is released. The small catheter is typically left in place for two to four days to drain urine from the bladder while swelling subsides. Following necrosis of the prostatic tissue, pressure on the urethra is decreased and BPH symptoms are reduced.

      [A diagram of the Company's T3 Catheter inserted in the urethra, showing the location of the bladder, prostate, transition zone, urethra, balloon in bladder, microwave antenna, the area of preferential heating and the area of urethra cooling.]

  The exposure time required to produce cell death decreases exponentially with increasing temperatures. Virtually all cells heated to above 45(degrees)C for one hour will die. As temperatures increase above 45(degrees)C, the time required for cell death decreases. The challenge to providing effective microwave therapy relates to producing and maintaining adequate temperature elevation in the diseased tissue while, at the same time, preventing excessive thermal exposure to the urethra and the rectum, as well as the internal and external urinary sphincters. Protection against injury to the rectum is particularly important, as serious complications could occur should the rectum be thermally damaged. Protection of the urethra is important because it decreases the pain associated with the procedure and shortens recovery time. In addition, protection of the internal and external urinary sphincters maintains urinary continence and may preserve ejaculatory function.

  Continuous energy delivery is required to most effectively necrose diseased tissue in the prostate and thereby relieve BPH symptoms. The prostate is highly vascularized and, in response to increased temperature, blood supply within the prostate is dramatically increased during therapy. This produces an efficient heat sink which reduces the temperature in the prostate beneath the temperature threshold required for cell death within only a few minutes after microwave energy is discontinued. In order to prevent damage to the rectum, FDA guidelines provide that rectal temperatures should not exceed 42.5(degrees)C. If this temperature is exceeded, microwave energy should be discontinued to allow the rectal temperature to decrease. Because of the time/temperature relationship to cell death, a decrease in temperature in the prostate below the threshold for cell death during the treatment has a diminished effect on treatment outcome.

  The Company's T3 procedure addresses these challenges through a unique integration of the following proprietary technologies.

 Transurethral Microwave Heating and Catheter Cooling

  A specially designed antenna within the T3 Catheter radiates microwave energy, at approximately 915 MHz, preferentially into the prostatic tissue. The tissue absorbs this energy, and heat is inductively generated to increase tissue temperature above 45(degrees)C. Meanwhile, chilled water is circulated through outer channels in the catheter to draw heat away from the surface of the urethra, thereby cooling and protecting it from damage. This combination of inductive microwave heating and conductive urethral cooling results in a temperature pattern which varies in a predictable and controllable way within the prostate--starting relatively low at the urethral surface, increasing in temperature rapidly within the prostate and then decreasing toward the capsule at the perimeter of the gland. The Company's human clinical studies indicate that the T3 procedure produces and maintains an extensive zone within the prostate which exceeds 45(degrees)C and has consistently produced tissue necrosis in all patients evaluated. Because of urethral cooling, however, the temperature close to the urethra is only slightly elevated. The T3 System is designed to maintain urethral temperatures below 45(degrees)C during the T3 procedure, thus providing a crucial barrier to pain and allowing the procedure to be accomplished in an office or outpatient setting without the need for general or regional anesthesia or intravenous sedation. In addition, post-therapy recovery is improved as compared to existing surgical procedures because the urethra remains intact.

 Preferential Heating and Continuous Energy Delivery

  Because the rectum is located close to the prostate, some of the thermal energy from the heated prostate conducts into the rectal tissue. Serious complications could result from significant temperature increases to the rectal tissue; therefore, the prostate tissue closest to the rectum must be prevented from reaching temperatures which could be damaging. The Company has a patented technology which enables the delivery of microwave energy in a radially preferential fashion. This is employed to direct a greater amount of energy toward the anterior and lateral regions of the prostate than toward the rectum.

With the use of preferential heating, limitations on heat delivery into the prostate imposed by the proximity of the prostate to the rectum are minimized. The Company's T3 System is designed to continuously deliver greater amounts of energy to the diseased areas of the prostate, resulting in sustained higher temperatures in these areas, a larger area of cell death and thus a more effective treatment.

  The following charts demonstrate the temperatures predicted from laboratory models and clinical data derived from the Company's clinical studies. The chart on the left depicts the predicted temperature profile within the prostate as compiled from laboratory data and numerical modeling. The darker colored areas indicate higher temperatures that would be achieved during the administration of the Company's therapy. The chart on the right depicts in degrees Centigrade the predicted average temperature achieved in the selected area of the prostate during the therapy based upon the Company's experience from human clinical studies.

                                                      anterior
          anterior

             anterior

[Diagram of predicted     [arrow left]    [Diagram of predicted temperatures
temperature profile            urethra    achieved in prostate during T3
within the prostate, as    [arrow right]  therapy, as compiled from human
compiled from laboratory                  clinical study data]
data and numerical modeling]

            posterior                                   posterior
         (toward rectum)                             (toward rectum)
  Predicted temperature profile               Predicted temperature profile
compiled from laboratory data and          compiled from human clinical study
       numerical modeling.                                data.

  The T3 System is designed to maintain rectal temperatures beneath the FDA's guideline of 42.5(degrees)C. Only on rare occasions in the Company's clinical trials has a patient's rectal temperature reached 42.5(degrees)C (less than 3% of the patients treated to date). In the event that this limit is reached, the T3 System is designed to automatically shut off microwave power until the rectal temperature falls to an acceptable level. Attempts by others to use microwave energy non-preferentially to heat the prostate have been hindered by frequent elevation of rectal temperatures which cause treatment to be temporarily suspended until rectal temperatures decrease.

 Impedance Matching and Heat Generation

  Transfer of microwave energy from the antenna in the T3 Catheter to the prostate tissue is affected by the balance between the electrical impedance of the antenna and the tissue surrounding it. Without adequate matching of the antenna to its environment, a large portion of the electrical energy can be reflected back through the antenna cable instead of being radiated to the prostate as intended. This can cause two compromising effects. The reflection of microwave energy can cause radiant emissions to occur along the transmission cable and could result in temperature elevation to areas outside the target tissue in the prostate. More importantly, a mismatched system can also cause resistive heating to occur. The resistive heat, which is generated by the antenna, does no useful work because it is absorbed by the cooling channels within the catheter. Such resistive heat diminishes the heat carrying capacity of the catheter. This can be important because changes to the temperature of the catheter's cooling fluid result in urethral temperature changes. The T3 System addresses these problems by diminishing the amount of energy reflected and therefore minimizes the radiation of energy in the prostate by matching the electrical impedence of the antenna with the surrounding tissue for each patient prior to treatment.

 Controlled Energy Delivery

  The T3 Catheter utilizes a helical shaped antenna which produces an electrical field which is confined to a region of the prostate gland closely related to the antenna length. Beyond the antenna's boundaries, the electrical field strength drops rapidly, thus little induced heat is generated beyond the length of the antenna. Within its length, the field is generally uniform, resulting in very even heat induction along the antenna length. This ensures effective control over the zone of tissue damage and provides better assurance against injury to the internal or external urinary sphincters, which could affect ejaculation and urinary control.

CLINICAL STATUS

  As of March 1, 1996, 457 patients affected with BPH have been treated with the T3 System in controlled clinical studies. These patients have been treated at 16 clinical sites in the United States, Canada, South America and Europe. Of the 457 patients treated, 390 were treated in accordance with the standard clinical protocol. Of these, 142 have been treated in the United States IDE study and 248 were treated in controlled studies internationally. The remaining 67 were treated in feasibility research and are not included in the following discussion of results of standard clinical treatments.

  The primary endpoints of the Company's clinical trials have focused on reducing the patient's AUA Symptom Scores, increasing flow rate during urination and improving the patient's quality of life. Data are collected at the following time points: initial pre-treatment, six weeks post-treatment, three months post-treatment, six months post-treatment, nine months post-treatment (AUA & quality of life questionnaire only), one year post-treatment, 18 months post-treatment and two years post-treatment. The clinical results presented below reflect the data from patients treated with the T3 System in the international and United States clinical studies combined. Results in the areas of AUA Symptom Score reduction, increase in peak flow rates and improvement in quality of life are statistically significant. However, there can be no assurance that future clinical results will be consistent with those achieved to date.

 United States IDE Study (142 of the 390 standard clinical treatments)

  The Company is conducting clinical studies at five sites in the United States in support of a PMA for the T3 System. In late 1994, the FDA approved an IDE for the initiation of a prospective, randomized, double-blinded clinical study with a sham (placebo) control arm. FDA guidelines recommend blinded clinical studies. The patients in the sham arm of the study received a complete simulated T3 treatment, but the microwave energy was never activated. Patients in both arms are "blinded" (not told whether they receive the actual treatment). The physician who conducts follow up evaluations is also blinded and does not know which procedure the patients received. The Company also is conducting an open enrollment study, as well as a prospective study using the T3 procedure and a TURP control arm, under the IDE.

  As of March 1, 1996, 99 patients have been unblinded in the IDE study, providing six-month follow up data on these patients. Of these 99 patients, 76 received an active T3 treatment and 23 received a sham treatment. Preliminary data from these patients suggest a statistically significant decrease in AUA Symptom Scores versus their pre-treatment scores and a statistically significant difference between the patients who underwent a T3 procedure and the patients who received sham treatments. Peak flow rates for patients treated with T3 suggest a statistically significant increase versus their pre-treatment flow rate. The increase in the mean peak flow rate for patients who underwent a T3 procedure exceeded the increase in the mean peak flow rate for patients who received a sham treatment. However, follow-up data from additional patients that have undergone the T3 procedure are required to statistically validate this preliminary indication. The Company believes that when it has unblinded data from a total of 150 patients involved in the study, it will provide the Company with sufficient data to validate its preliminary indications with respect to the effectiveness of the T3 therapy. Although the Company is continuing to treat patients, it believes it has treated a sufficient number of patients to generate data needed to support its FDA submission.

 International Studies of the T3 System (248 of the 390 standard clinical treatments)

  As of March 1, 1996, 248 patients had been enrolled in international studies of the T3 System. These studies were initiated in December 1993 and are continuing to enroll patients. The enrollment criteria, treatment protocol and follow-up procedures are all very similar to those in the United States IDE study, except there is no sham control arm. One-year follow-up data are available on 106 patients and eighteen-month follow-up data are available on 59 patients from three clinical sites in Canada and England. The Company intends to submit the results of its international studies to the FDA as supplemental data as part of its PMA.

 Clinical Results

  LOWER AUA SYMPTOM SCORES. The following chart demonstrates the change in AUA Symptom Scores for 285 of the 390 patients who received the standard clinical treatment. The chart excludes 20 of these 390 patients (5%) known to have withdrawn from the study and 85 patients (22%) whose treatments were recent and for whom six-week follow up data is not yet available. The results demonstrate that the T3 System is effective in reducing AUA Symptom scores by greater than 55% at three months and that the results are maintained for at least 18 months (p less than 0.001).

                             [GRAPH APPEARS HERE]

FOLLOW UP TIME POINT     AUA SCORES
- --------- ----------     ----------
INITIAL   N=285            20.4
6 WEEK    N=285            11.6
3 MONTH   N=256             8.8
6 MONTH   N=213             9.0
9 MONTH   N=152             8.9
1 YEAR    N=108             8.5
18 MONTH  N=80              7.6

  INCREASED FLOW RATES. The following chart demonstrates the change in peak flow rates for 276 of the 390 patients who received the standard clinical treatment. The chart excludes 20 of these 390 patients (5%) known to have withdrawn from the study and 94 patients (24%) whose treatments were recent and for whom six-week follow up data are not yet available or for whom initial peak flow data were not collected. These data indicate that the T3 procedure increases peak flow rates for patients with a mean increase of over 4 ml/sec at three months (p less than 0.001) and that the flow rate increase is trending up from the three month to the 18 month time point.

                             [GRAPH APPEARS HERE]

    ML/SEC         FOLLOW UP TIME POINT
    ------         --------------------
INITIAL   N=276           8.57
6 WEEK    N=276          11.49
3 MONTH   N=248          12.58
6 MONTH   N=182          12.86
1 YEAR    N=78           13.4
18 MONTH  N=67           14.0

  QUALITY OF LIFE. The Company has patient quality of life data from the 106 patients from whom the Company has received one year follow up data. These patients were asked statistically validated quality of life assessment questions to evaluate how they would feel living the rest of their life with their current BPH symptoms. At 12 months following their T3 procedures, 77% of these patients indicated they would be satisfied, an increase from only 3.6% giving the same response prior to treatment.

  MINIMAL COMPLICATIONS. Of the 285 patients from whom the Company has received follow up data, no patient needed an anesthetist or anesthesia services during the treatment, and 85% of the patients spent one day or less in bed following the T3 treatment. Of these 285 patients, there were no cases of long-term incontinence, impotence or significant bleeding resulting from the T3 procedure. Nine percent of patients experienced urinary retention which required catherization for more than one week. All of these cases were resolved within 30 days. Additionally, 7% of the patients experienced an episode of urinary tract infection which was treated and resolved with routine antibiotic therapy, 1% percent experienced urethral stricture and 5% experienced other minor complications, including epididymitis (2%), transient urinary incontinence (2%) and loss of ejaculate (1%).

  There can be no assurance that equivalent results will be achieved over a longer follow up period on a larger patient population, that retreatment will be unnecessary or that the results of clinical trials will be sufficient to obtain required United States or foreign regulatory approvals or physician acceptance of the T3 procedure.

 Feasibility Research and Temperature Mapping Studies (67 of the 457 patient total)

  The Company conducted early feasibility and temperature mapping studies on 30 patients to determine the temperature distribution in the prostatic tissue during treatment and to collect tissue samples to evaluate the effect of the elevated temperature on the prostatic tissue. The Company also conducted studies on an additional 17 patients to evaluate the patient treatment tolerance and final treatment protocol. In connection with ongoing research, 20 patients have been treated to date in alternative protocols, primarily to determine the ability of the T3 procedure to effectively treat patients whose BPH disease state has progressed to the point of causing urinary retention. These 67 patients are not pooled with the standard protocol patients because of the variations in inclusion and exclusion criteria, the treatment methods and follow-up testing.

PATENTS AND PROPRIETARY RIGHTS

  The Company has aggressively pursued protection of its intellectual property. The Company has been issued six patents and has nine patent applications pending in the United States. The Company also has applied for patent coverage in a number of foreign jurisdictions. The Company either filed or is preparing to file international applications under the Patent Cooperation Treaty ("PCT") for qualifying United States applications and is now entering the national phase in the first four applications.

  The United States patents issued to the Company claim methods and devices which the Company believes are critical to providing a safe and efficacious treatment for BPH. Several of the claims under these patents relate to preferential heating whereby the Company's product is able to limit microwave energy directed toward the rectum. Because cell death is a function of time and temperature and because the rectum is in close proximity to the prostate, the Company believes preferential heating is critical to enable continuous delivery of energy to achieve an adequate zone of necrosis to durably treat BPH while not endangering the rectum. The issued patents contain claims covering the method of, and devices for, preferentially heating the prostate.

  The Company also has several issued patents and pending applications relating to its gamma matched, helical dipole microwave antenna. For a microwave antenna to radiate energy efficiently, it must be impedance matched to its environment. Further, the antenna design controls the evenness of the heating and the area to be heated. The Company has two issued patents covering various designs and methods of its helical microwave antenna with impedance matching.

  There can be no assurance, however, that these patents, or any patents that may be issued as a result of existing or future applications, will offer any degree of protection from competitors. There can be no assurance that any of the Company's patents or applications will not be challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its T3 System in the United States or in international markets.

  Other companies have developed or are in the process of developing medical methods and devices to transurethrally treat BPH with microwave energy. Several companies have applied for, and in some cases received, patents related to such medical methods and devices. One company, BSD Medical Corp., initiated a patent infringement lawsuit against the Company in 1992. The Company chose to settle that lawsuit in March 1994 by entering into a license for the patent at issue, as well as several other patents, under which the Company agreed to pay a small royalty on future sales of certain of the Company's products and paid an advance royalty with respect to those sales. Other than the license with BSD Medical Corp., the Company is not licensed under any patents.

  Another company, EDAP Technomed, Inc., ("EDAP") has also obtained United States and European patents relative to its transurethral, microwave-based system for treating BPH. Its recently issued European patent is currently subject to the opposition process. The Company received a letter dated May 13, 1996 from intellectual property counsel for EDAP alleging that the T3 System is covered by one of EDAP's United States patents and that any commercial manufacture, use or sale of the T3 System would infringe on that United States patent. The Company has been aware of the EDAP patent and, based on its investigation, which included obtaining the advice of intellectual property counsel, believes that its T3 System does not infringe the EDAP patent or any other United States patent. Further, the Company does not believe that any patent exists which will preclude the Company from manufacturing and selling its T3 System on a worldwide basis. There can be no assurance, however, that the Company's T3 System does not infringe upon the patent rights or other intellectual property rights of EDAP or other companies, that the Company will not be required to redesign the T3 System or to seek licenses from EDAP or other companies, or that EDAP or other companies will not pursue claims of infringement against the Company.

  The Company also relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through proprietary information agreements with employees, consultants and other parties. The Company's proprietary information agreements with its employees and most of its consultants contain industry standard provisions requiring such individuals to assign to the Company, without additional consideration, any inventions conceived or reduced to practice while retained by the Company, subject to customary exceptions. The Company's officers and other key employees also agree not to compete with the Company for a period following termination. There can be no assurance that proprietary information or non-compete agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that third parties will not nonetheless gain access to the Company's technology.

THIRD PARTY REIMBURSEMENT

  The Company believes that third party reimbursement will be essential to commercial acceptance of the T3 procedure, and that overall cost effectiveness and physician advocacy will be keys to obtaining such reimbursement. The Company believes that the T3 procedure can be performed for substantially lower total cost than surgical treatments for BPH or continuous drug therapy. Consequently, the Company believes that third party payors seeking procedures that provide quality clinical outcomes at lower cost will help drive acceptance of the T3 procedure.

  The Company's strategy for obtaining reimbursement in the United States is to obtain appropriate reimbursement codes and perform outcome studies in conjunction with clinical studies to establish the efficacy and cost effectiveness of the T3 procedure as compared to surgical and drug treatments for BPH. The Company plans to use this information when approaching health care payors to obtain reimbursement authorizations. The Company also plans to work closely with the urological community to establish an attractive relative value and reimbursement level for the T3 procedure.

  With the increasing use of managed care and capitation as a means to control health care costs in the United States, the Company believes that urologists may view the T3 System as a tool to efficaciously treat BPH patients at a lower total cost, thus providing them with a competitive advantage when negotiating managed care and capitated contracts. This is especially important in the United States, where a portion of the aging Medicare population is moving into a managed care system.

  Following regulatory approval, physicians using the Company's T3 System to treat BPH will submit insurance claims for reimbursement for the procedure to third party payors, such as Medicare carriers, Medicaid carriers, Health Maintenance Organizations ("HMOs") and private insurers. In the United States and in international markets, third party reimbursement is generally available for existing therapies used to treat BPH. The availability and level of reimbursement from such payors for the use of the Company's T3 System will be a significant factor in the Company's ability to commercialize its T3 System. The Company believes that new regulations regarding third party reimbursement for certain investigational devices in the United States will allow it to pursue early reimbursement from Medicare with individual clinical sites prior to receiving FDA approval. However, the Company believes that FDA approval will be necessary to obtain a national coverage determination from Medicare. The national coverage determination for third party reimbursement will depend on the determination of the United States Health Care Financing Administration ("HCFA"), which establishes national coverage policies for Medicare carriers, including the amount to be reimbursed, for coverage of claims submitted for reimbursement related to specific procedures. Private insurance companies and HMOs make their own determinations regarding coverage and reimbursement based upon "usual and customary" fees, and reimbursement experience with a particular third party payor does not reflect a formal reimbursement determination by the third party payor. There can be no assurance that the Company will receive favorable coding, coverage and reimbursement determinations for its T3 System from Medicare and other payors or that amounts reimbursed to physicians for performing a T3 procedure will be sufficient to encourage physicians to use the Company's T3 System.

  Internationally, reimbursement approvals for the T3 procedure will be sought on an individual country basis. Some international countries currently have established reimbursement authorizations for transurethral microwave therapy. Clinical studies and physician advocacy will be used to support reimbursement requests in countries where there is currently no reimbursement for such procedures.

SALES AND MARKETING

  The Company's initial marketing strategy prior to regulatory approval includes (i) the involvement of urologists from around the world as advisors and clinical investigators, (ii) the preparation of papers for publication in key medical journals and (iii) the delivery of presentations at medical and scientific conferences highlighting clinical and scientific results from the use of the Company's technology.

  Upon appropriate regulatory approval, if granted, the Company plans to establish a direct sales force in the United States. Of the over 7,500 urologists in the United States, the Company intends to target those that practice in high-volume prostate treatment groups and also urologists that are opinion-leaders in BPH treatment methods. The Company believes that the demographics of urologists and their practices in the United States will allow for an effective direct selling strategy.

  The Company intends to market the T3 System internationally primarily through distributors. The Company is currently engaged in discussions with potential distributors to market the Company's product in Europe. In connection with an equity investment in the Company, the Company granted to NKC exclusive distribution rights in Japan. The distribution agreement between the Company and NKC provides that NKC will obtain, at its own expense, all registrations, licenses and approvals required for the import, sale and distribution of the T3 System in Japan, including the approval of the Japanese Ministry of Health and Welfare and reimbursements approvals. The agreement terminates on March 31, 2000, unless renewed for additional five-year periods upon the agreement of both parties.

MANUFACTURING

  The Company's T3 System consists of the T3 Control Unit and the T3 Procedure Kit, which includes the T3 Catheter, Cooling Bag and Rectal Thermosensing Unit. The T3 Control Unit is currently manufactured by SeaMED Corporation of Seattle, Washington ("SeaMED") to the Company's specifications under a supply agreement that expires in December 1998. SeaMED, a contract manufacturer for various medical device companies, has a manufacturing facility in which it produces Class III medical devices. Currently, the Company manufactures a key component of the T3 Control Unit, the microwave generator, and provides it to SeaMED for incorporation into the final T3 Control Unit. Although the Company expects that SeaMED will be able to adequately meet demand for the T3 Control Unit on a timely basis for the foreseeable future, there can be no assurance that this will be the case.

  The T3 Procedure Kits are assembled by the Company, using materials and components supplied to the Company by various subcontractors. Several of the components are currently available to the Company through only one vendor. Wherever possible and practical, the Company intends to develop alternative sources for every critical component. Where alternative sourcing is not possible, the Company intends to enter into supply agreements with each component provider. Nevertheless, failure to obtain components from such providers or delays associated with any future component shortages, particularly as the Company scales up its manufacturing activities in preparation for commercial distribution of the T3 System, could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, the Company's manufacturing operations must comply with GMP, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. The Company's facilities will also be subject to unscheduled inspections by the FDA. Certain requirements of state, local and foreign governments must also be complied with in the manufacture of the Company's products. The Company believes that its manufacturing and quality control procedures will meet the requirements of these regulations. See "--Government Regulation."

  The Company is in the process of implementing ISO 9001, a certification showing compliance of the Company's manufacturing facilities with European standards for quality assurance and manufacturing process control. The Company expects ISO 9001 certification in 1996. The Company also intends to establish compliance with the applicable requirements that will allow it to affix the CE Mark to its product in 1996. See "--Government Regulation-- International."

RESEARCH AND DEVELOPMENT

  The Company's research and development efforts are currently focused on improving the function and features and reducing the cost of each of the components in the T3 System. This effort includes development of enhanced components of the T3 Procedure Kit.

  During the fiscal years ended June 30, 1993, 1994 and 1995, and the nine months ended March 31, 1996, the Company expended $1.5 million, $1.6 million, $4.1 million and $3.6 million, respectively, in its research and development efforts. As of March 1, 1996, the Company employed nine individuals in its research and development department.

  The Company intends to build upon its clinical knowledge and relationships to develop innovative future generations of BPH and other urology products. The Company also believes that its core technologies may have other medical applications, notably to cancer treatment and cardiovascular disease. Pursuit of opportunities outside the urology market will likely occur in collaboration with a strategic partner, if at all.

COMPETITION

  Competition in the market for BPH treatments is intense and is expected to increase. The Company believes that its principal competition will come from both surgical and non-surgical therapies. Surgical therapies include TURP, TUIP or alternative surgical procedures for vaporization of the prostate tissue using laser or RF energy. Non-surgical alternatives include drug therapy and emerging less invasive technologies.

  The primary manufacturer of equipment used in the TURP procedure is ValleyLab, a subsidiary of Pfizer, Inc. In addition, Trimedyne, Inc., C.R. Bard, Inc., Coherent, Inc., Surgical Laser Technologies, Inc.,

Circon Corporation, Richard Wolf GmbH, Karl Storz GmbH & Company and ProSurg Inc. all manufacture equipment used in alternative surgical procedures. Drugs for the treatment of BPH are marketed by Abbott Laboratories, Inc. (Hytrin(R)), Merck & Co. (Proscar(R)) and Pfizer, Inc. (Cardura(R)). Companies that are investigating less invasive interstitial therapies include Indigo Medical, Inc., Dornier Medical Systems, Inc., Diomed Ltd., VidaMed, Inc. and U.S. Surgical, Inc. Other companies developing less invasive microwave thermotherapy systems for the treatment of BPH include EDAP Technomed, Inc., BSD Medical Corp. and Dornier Medical Systems, Inc. The Company is aware of additional companies that are developing technologies for the treatment of BPH, including Boston Scientific Corp., InStent Inc., Thermal Therapeutics, Inc. and FOCUS Surgery, Inc. These technologies include stents, dilatation balloons, transurethral and transrectal hyperthermia and high intensity focused ultrasound.

  In May 1996, the FDA granted approval to EDAP Technomed, Inc. to sell its Prostatron in the United States for the treatment of symptoms of BPH. The Company believes the primary differences between the Company's T3 System and the Prostatron manufactured by EDAP Technomed, Inc. are that the Company's T3 System employs a different microwave frequency, employs proprietary preferential heating to target energy away from the rectum and employs impedance matching to maximize energy delivery to the diseased prostatic tissue. In addition, the Company's T3 System is substantially smaller than the Prostatron and is more easily transportable. In a letter dated May 13, 1996 EDAP advised the Company that it believes the T3 System infringes one of EDAP's United States patents. See "--Patents and Proprietary Rights."

  Any product developed by the Company that gains regulatory approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, complete clinical testing and regulatory approval processes, gain reimbursement acceptance and supply commercial quantities of the product to the market are expected to be important competitive factors. The Company expects that competition in the BPH field will also be based, among other things, on the ability of the therapy to provide safe, effective and lasting treatment, cost effectiveness of the therapy, physician, health care payor and patient acceptance of the procedure, patent position, marketing and sales capability, and third party reimbursement policies.

GOVERNMENT REGULATION

 United States

  Government regulation in the United States and other countries is a significant factor in the development and marketing of the Company's T3 System and in the Company's ongoing manufacturing and research and development activities. The Company and the T3 System are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act ("FDC Act"). Pursuant to the FDC Act, the FDA regulates the pre-clinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, distribution, sales and marketing, suspension or withdrawal of existing product approvals or clearances, refusals to approve or clear new applications or notices and criminal prosecution.

  Prior to commercial sale in the United States, most medical devices, including the Company's products, must be cleared or approved by the FDA. In general, the regulatory process can be lengthy, expensive and uncertain, and securing FDA clearances or approvals may require the submission of extensive clinical data together with other supporting information to the FDA. Medical devices such as the T3 System are classified into one of three classes, Class I, II or III, on the basis of the controls necessary to reasonably ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as labeling, premarket notification (known as "510(k)") and adherence to FDA-mandated GMP. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of "special controls," such as performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are those that must receive approval of a PMA by the FDA to ensure their safety and effectiveness. They are generally life-sustaining, life-supporting or implantable devices, and also include most devices that were not on the market before May 28, 1976 ("new devices") and for which the FDA has not made a finding of "substantial equivalence" based upon a 510(k).

  Before a new device can be introduced to the market, the manufacturer generally must obtain FDA clearance of a 510(k) or approval of a PMA. Following submission of the 510(k), the manufacturer may not market the new device until an order is issued by the FDA finding the device to be "substantially equivalent" to a legally marketed medical device, i.e., a legally marketed Class I or Class II medical device or a legally marketed Class III medical device that does not itself require premarket approval ("predicate device"). The FDA has no specific time limit by which it must respond to a 510(k). It generally takes from three to twelve months from the date of submission for the FDA to respond to a 510(k) application depending on the complexity of the technology and the level of review the FDA employs for evaluating the 510(k), but it may take longer. The FDA may determine that the proposed device is not substantially equivalent, or that additional clinical or other data are needed before a substantial equivalence determination can be made.

  If a new device is not found to be substantially equivalent to a legally marketed predicate device, a PMA must be filed with and approved by the FDA before the product may be marketed. The PMA process is significantly more complex than the 510(k) process. The PMA process requires the performance of at least two independent, statistically significant clinical trial sites or studies that must demonstrate the safety and effectiveness of the device in order to obtain FDA approval of the PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. If the device presents a "significant risk," the manufacturer or the distributor of the device must obtain approval of an IDE from the FDA prior to commencing human clinical trials in support of the PMA. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the FDA does not object to the IDE application, human clinical trials may begin at a specific number of investigational sites with a specific number of patients as indicated in the application. The FDA has the authority to re-evaluate, alter, suspend or terminate clinical testing based on its assessment of data collected throughout the trials. Sponsors of clinical trials are permitted under FDA regulations to sell the devices distributed in the course of the clinical study, provided that such compensation does not exceed recovery of the costs of manufacturing, research, development and handling.

  In 1993, the FDA issued a policy statement indicating that medical devices seeking to be labeled for use in treatment of BPH would be classified as Class III devices which will require FDA approval of a PMA before marketing may begin. The Company received approval of an IDE application for, and has commenced, a controlled, randomized multi-center clinical trial of the T3 System involving up to 500 patients with one-year follow-up. Clinical data from these trials will be accumulated, analyzed and compiled as part of the preparation of the PMA.

  Even if the Company obtains a PMA for the T3 System, modifications to the approved device or manufacturing process may require supplemental PMAs or the submission of a new PMA. There can be no assurance that the necessary approvals, including approval of the Company's PMA application for the T3 System or subsequent modifications to the T3 System, will be granted on a timely basis or at all, and delays in receipt of, or failure to receive, such approvals, or the loss of previously received approvals, would have a material adverse effect on the business, financial condition and results of operations of the Company.

  In 1995, the FDA issued a policy statement indicating the general medical use lasers used specifically for the treatment of BPH are eligible for marketing through 510(k)s rather than PMAs.

Products under development by several of the Company's competitors are covered by this 1995 policy statement. As a result, those companies may be able to begin commercial marketing of their products sooner than the Company.

  Advertising and promotional activities are subject to regulation by the FDA and, in certain instances, by the Federal Trade Commission. Other applicable requirements include the FDA's medical device reporting regulations, which will require that the Company provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its marketed devices, as well as product malfunctions that would likely cause or contribute to a death or serious injury if the malfunction were to recur. Failure to meet these pervasive FDA requirements could subject the Company and/or its employees to injunction, prosecution, civil fines, seizure or recall of products, prohibition of manufacturing, distribution, sales or marketing or suspension or withdrawal of any previously granted approvals.

  The FDC Act regulates the Company's quality control and manufacturing procedures by requiring the Company to demonstrate and maintain compliance with current GMP as specified in the FDA device GMP regulation. This regulation requires, among other things, that (i) the manufacturing process be regulated and controlled by the use of written procedures and (ii) the ability to produce devices which meet the manufacturer's specifications be validated by extensive and detailed testing of every aspect of the process. The regulation also requires investigation of any deficiencies in the manufacturing process or in the products produced and detailed record keeping. The FDA has proposed changes to the GMP regulation that would, among other things, make the regulation applicable to manufacturers that produce components specifically for use in a medical device, and require design controls and maintenance of service records. These changes, if adopted as proposed, would increase the cost of complying with GMP requirements. The FDA monitors compliance with GMP by conducting periodic unannounced FDA inspections of manufacturing facilities. If violations of applicable regulations are noted during FDA inspections of the Company's manufacturing facilities or the facilities, the continued marketing of the Company's products may be adversely affected. Such regulations are subject to change and depend heavily on administrative interpretations. There can be no assurance that future changes in regulations or interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company.

 International

  Sales of medical devices outside of the United States are subject to United States export requirements and foreign regulatory requirements. Export sales of investigational devices that are subject to PMA requirements and have not received FDA marketing approval generally may be subject to FDA export permit requirements under the FDC Act depending upon, among other things, the purpose of the export (investigational or commercial) and on whether the device has valid marketing authorization in a country listed in the FDA Export Reform and Enhancement Act of 1996. In order to obtain such a permit, when required, the Company must provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located, stating that the device has the approval of the country. In addition, the FDA must find that exportation of the device is not contrary to the public health and safety of the country in order for the Company to obtain the permit.

  Although the Company has met the necessary registration requirements in Canada and the United Kingdom to commercialize the T3 System in these countries, the Company's T3 System has not been approved for commercial sale in any other jurisdiction. Legal restrictions on the sale of imported medical devices vary from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. The Company expects to receive approvals for marketing in a number of countries outside the United States prior to the time that it will be able to market the T3 System in the United States. The Company is in the process of implementing ISO 9001, a certification showing that the Company's procedures and manufacturing facilities comply with standards for quality assurance and manufacturing process control. The ISO 9001 certification, along with the European Medical Device Directive ("MDD") certification would evidence compliance with the requirements enabling the Company to affix the CE Mark to its current products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all EU countries. After June 1998, medical devices may not be sold in EU countries unless they display the CE Mark. The Company expects to receive ISO 9001 certification and to meet the requirements for use of the CE Mark in 1996. There can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries.

  The Company's distributor in Japan, NKC, will be responsible for management of clinical trials and obtaining regulatory and reimbursement approvals for the T3 System in Japan, and such approvals will therefore be outside the Company's control. NKC expects to submit to the Japanese Ministry of Health and Welfare an application for marketing approval in 1996. However, there can be no assurance as to when or whether such approvals will be received.

PRODUCT LIABILITY AND INSURANCE

  The business of the Company entails the risk of product liability claims. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains product liability insurance with coverage of $1.0 million per occurrence and an annual aggregate maximum of $2.0 million. The Company also carries a $5.0 million umbrella insurance policy. The Company evaluates its insurance requirements on an ongoing basis. There can be no assurance that product liability claims will be covered by such insurance, will not exceed such insurance coverage limits or that such insurance will be available on commercially reasonable terms or at all.

EMPLOYEES

  As of March 1, 1996, the Company employed 38 individuals on a full-time basis. The Company also has several part-time employees and consultants. The Company believes that it has been successful in attracting experienced and capable personnel, although there can be no assurance that the Company will continue to attract and retain qualified personnel. None of the Company's employees is covered under a collective bargaining agreement. The Company considers relations with its employees to be good.

FACILITIES

  The Company leases approximately 11,000 square feet of office, manufacturing and warehouse space in a suburb of Minneapolis, Minnesota. The lease expiration date is March 31, 1998. The Company has exercised an option to acquire additional space at the same location. The Company believes its facilities will be sufficient to meet the Company's current requirements and that additional space at or near the current location will be available at a reasonable cost if such space is required in the future.

LEGAL PROCEEDINGS

  As of the date hereof, there are no material legal proceedings pending against or involving the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The directors and executive officers of the Company are as follows:

       NAME              AGE POSITION
       ----              --- --------
Mitchell Dann(1)........  35 Chairman of the Board
Jack E. Meyer...........  52 Director, President and Chief Executive Officer
William R. Amaden.......  51 Managing Director of Europe
Wesley E. Johnson.......  38 Vice President, Finance, Chief Financial Officer and Secretary
Jonathan R. McGrath.....  41 Vice President, Research and Development
W. Allen Putnam.........  48 Vice President, Operations
Buzz Benson(2)..........  41 Director
Janet G. Effland(1)(2)..  47 Director
Michael R. Henson(1)....  50 Director
Paul A. LaViolette(2)...  38 Director
Robert Momsen(1)........  49 Director
John M. Reid............  49 Director
David C. Utz, M.D.......  72 Director

- --------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  There are no family relationships between any directors and executive officers of the Board. The following is a brief summary of the business experience of each of the executive officers and directors of the Company:

  Mr. Dann was a co-founder of the Company, has served as a director since inception in 1991 and served as acting President from June 1993 to January 1994. He became Chairman of the Board in March 1993. Mr. Dann is currently President of M. Dann & Co., Inc., a venture capital advisory firm. Prior to M. Dann & Co., Mr. Dann co-founded and held the position of Managing Partner at IAI Venture Capital Group, the venture capital division of Investment Advisers, Inc. Mr. Dann has served as a director of several private companies. Mr. Dann holds a B.S. degree in Engineering; Management from the University of Vermont.

  Mr. Meyer has been the President and Chief Executive Officer of Urologix since January 1994. Prior to joining Urologix, Mr. Meyer served as President and Chief Executive Officer of FiberOptic Sensor Technologies, Inc. from March 1993 to January 1994. From January 1992 to March 1993, Mr. Meyer was President and Chief Executive Officer of CareLink Corp., a medical device company. From December 1982 to August 1991, Mr. Meyer held various positions, including Chief Operating Officer and Executive Vice President at Quest Medical, Inc., a publicly-traded medical device company. Prior thereto, Mr. Meyer was employed by IVAC Corporation for ten years, the last five of which he was employed as Vice President of Sales and Marketing. Mr. Meyer currently is a director of BestWay Rental Inc. He holds an M.B.A. and a B.S. degree from Drake University.

  Mr. Amaden has been the Managing Director of Europe for Urologix since November 1994. Prior to joining Urologix, he served as a Regional Manager of Boston Scientific Corporation from June 1993 to November 1994. From March 1990 to June 1993, Mr. Amaden served as Managing Director of Europe, Middle East, and Africa for Advanced Surgical Intervention, Inc. Mr. Amaden also held several positions at Shiley, Inc. (a division of Pfizer, Inc.) from August 1973 to March 1990. Mr. Amaden holds a B.S. degree from Lake Forest College.

  Mr. Johnson has been the Vice President of Finance and Chief Financial Officer of Urologix since September 1995. He was also elected Secretary in March 1996. Prior to joining Urologix, Mr. Johnson served as Vice President, Finance and Chief Financial Officer of Orthofix Inc., formerly American Medical Electronics, Inc. ("Orthofix") from December 1986 to September 1995. From October 1983 until

December 1986, Mr. Johnson served as Director of Finance at Orthofix. Prior thereto, Mr. Johnson served four years as an auditor with the international accounting firm of Coopers & Lybrand. Mr. Johnson is a certified public accountant and holds a B.A. degree from Texas A&M University.

  Mr. McGrath has been the Vice President of Research and Development for Urologix since October 1994. Prior to joining Urologix, Mr. McGrath served as Director of Advanced Development and Vice President of Research and Development for Schneider U.S.A. from March 1990 to September 1994. Prior to 1990, Mr. McGrath co-founded Harbor Medical Devices, where he served as Vice President from February 1987 to February 1990. In addition, Mr. McGrath has held various positions at Medi-Tech, Inc., Ladd Medical, Inc., and Ladd Research Industries, Inc. Mr. McGrath holds a B.S. degree from the University of Vermont.

  Mr. Putnam has been the Vice President of Operations for Urologix since December 1993. Before joining Urologix, Mr. Putnam served as President and Chief Operating Officer of Uroplasty, Inc. from June 1992 to November 1993. Uroplasty was a wholly-owned subsidiary of Bioplasty, Inc., a breast implant company, and both companies filed for Chapter 11 bankruptcy protection in April 1993. Mr. Putnam also held the position of Vice President of Quality Assurance and Regulatory Affairs at St. Jude Medical, Inc. from December 1989 to June 1992. In addition, Mr. Putnam has held various positions at Bio-Vascular, Inc., Minnetonka, Inc., Hollister Corporation, and Baxter-Travenol Laboratories. Mr. Putnam holds M.S. and B.S. degrees from the University of Missouri.

  Mr. Benson has been a director of the Company since August 1992. Mr. Benson has been the Managing Director of and a Partner in the Piper Jaffray Healthcare Fund, a venture capital fund, since November 1992. From November 1988 to November 1992, Mr. Benson was a Managing Director in the corporate finance department of Piper Jaffray Inc. Mr. Benson is also a director of Exogen, Inc., a medical device company.

  Ms. Effland has served as a director of the Company since July 1994. Since 1988, Ms. Effland has been a General Partner and Vice President of Patricof & Co. Ventures, Inc. Prior to joining Patricof & Co., Ms. Effland was the managing director of a portfolio of U.S. investments for CIN Investment Company. From 1974 to 1984, Ms. Effland served as Vice President of Qume Corporation and Courier Terminal Systems, both subsidiaries of ITT Corporation. Ms. Effland is also a director of CYTYC Corporation and several privately-held medical companies.

  Mr. Henson has served as a director of the Company since September 1991. From February 1988 to May 1995, Mr. Henson served as President and Chief Executive Officer of Endosonics Corporation, a publicly-held medical device company, and currently serves as the Chairman of its Board of Directors. From April 1983 to February 1988, Mr. Henson served as President and Chief Executive Officer of Trimedyne, Inc., a manufacturer of medical lasers and catheters. Prior to joining Trimedyne in 1983, Mr. Hensen held positions as Vice President for G.
D. Searle & Company, Director of Marketing for the Hospital Products Division of Abbott Laboratories and Marketing Manager for Bristol Myers and Company.

  Mr. LaViolette has served as a director of the Company since March 1996. Mr. LaViolette is a Senior Vice President and Group President of Boston Scientific Corporation. He joined Boston Scientific Corporation in 1994 as President of Boston Scientific International and in 1995 became Group President for the Nonvascular Businesses, which includes Microvasive Endoscopy and Microvasive Urology. Previously, Mr. LaViolette was with C. R. Bard, Inc. for ten years, where he served as President of C. R. Bard's USCI Division from 1993 to 1994 and its USCI Angioplasty Division from 1991 to 1993. Before that time, he held several other marketing positions at C. R. Bard. Previously, he was with the Kendall Company, Hospital Products Division, in Boston.

  Mr. Momsen has served as a director of the Company since December 1992. Since 1981, Mr. Momsen has been a general partner of Interwest Partners, a group of venture capital management funds.

Mr. Momsen is also a director of COR Therapeutics, Inc., a biopharmaceutical company, Ventritex, Inc., a medical device company, and ArthroCare Corporation, a maker of arthroscopic tools.

  Mr. Reid was a co-founder of the Company and has served as a director since the Company's inception in 1991. Mr. Reid was employed by Urologix from inception until December 1994. He held the position of President and Chief Executive Officer until June 1993. Mr. Reid is currently a private investor, and was formerly a vice president of SciMed Life Systems Inc.

  Dr. Utz has been a director of the Company since September 1994. Dr. Utz was Professor of Urology at Mayo Clinic and the Mayo Medical School from 1957 to 1988, and has served as a consultant in Urology to the Mayo Clinic Scottsdale from 1988 to the present. He holds an M.D. degree from St. Louis University School of Medicine and a M.S. degree in Urology from the University of Minnesota. Dr. Utz has served in many medical and professional urological associations and received numerous prestigious awards in the field of urology. He has been the author of over 143 publications and 28 abstracts and editorials.

  Pursuant to the terms of the Company's Amended and Restated Articles of Incorporation which will become effective immediately prior to the closing of this offering, the directors will be divided into three classes, with the term of one class expiring each year. As the term of each class expires, the successors to the directors in that class will be elected for a term of three years. The Company believes that classification of the Board of Directors will help to ensure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors. The terms of Messrs. Dann, Meyer and Utz will expire at the Annual Meeting of Shareholders following fiscal 1996, the terms of Messrs. Reid, Benson and LaViolette will expire at the Annual Meeting of Shareholders following fiscal 1997, and the terms of Ms. Effland and Messrs. Henson and Momsen will expire at the Annual Meeting of Shareholders following fiscal 1998. Vacancies on the Board of Directors and newly created directorships can be filled by vote of the majority of the directors then in office. Executive officers are elected by the Board of Directors and serve until their successors are elected or appointed.

EXECUTIVE COMPENSATION

 Compensation Summary

  The following table sets forth the annual compensation and option grants for the fiscal years ending June 30, 1995 and 1994 for the Chief Executive Officer and certain other executive officers of the Company, including all of those whose salary and bonus earned in the fiscal year ending June 30, 1995 exceeded $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                LONG-TERM
                                  ANNUAL COMPENSATION(1)   COMPENSATION AWARDS
                                  ----------------------- ---------------------
NAME AND PRINCIPAL       FISCAL                           SECURITIES UNDERLYING
POSITION                  YEAR      SALARY       BONUS     OPTIONS (# SHARES)
- ------------------       ------   ----------- ----------- ---------------------
Jack E. Meyer...........  1995       $150,000         --             --
 President and Chief
 Executive Officer        1994(2)      68,750         --         237,500
Wesley E. Johnson.......  1995(3)         --          --             --
 Vice President, Finance  1994            --          --             --
 and Chief Financial
 Officer
Jonathan R. McGrath.....  1995(4)      94,083         --         100,000
 Vice President,
 Research &               1994            --          --             --
 Development
W. Allen Putnam.........  1995        100,417         --             --
 Vice President,
 Operations               1994(5)      55,909         --          65,000
William R. Amaden.......  1995(6)      65,436  $   20,000         60,000
 Managing Director of
 Europe                   1994            --          --             --

- --------
(1) No executive officer of the Company received an aggregate amount of perquisites and other personal benefits exceeding $50,000 or 10% of the officer's total annual salary and bonus for the fiscal year.
(2) Mr. Meyer became President and Chief Executive Officer effective January 26, 1994 and received a salary for only six months of the fiscal year ended June 30, 1994.
(3) Mr. Johnson began employment with the Company on September 27, 1995. His current annual base salary is $110,000.
(4) Mr. McGrath began employment with the Company on October 10, 1994 and received a salary for only nine months of the fiscal year ended June 30, 1995. His current annual base salary is $138,000.
(5) Mr. Putnam became Vice President of Operations effective December 20, 1993 and received a salary for only six months of the fiscal year ended June 30, 1994. His current annual base salary is $110,000.
(6) Mr. Amaden began employment with the Company in December 1994 and received a salary for only seven months of the fiscal year ended June 30, 1995. His current annual base compensation is $116,000. Mr. Amaden received a $20,000 bonus upon joining the Company in December 1994.

 Option Grants

  The following table contains information concerning the grant of stock options under the Company's 1991 Stock Option Plan to the Named Executive Officers during the fiscal year ended June 30, 1995:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         INDIVIDUAL GRANTS
                         ----------------------------------------------------
                                                                                 POTENTIAL
                                        % OF                                  REALIZABLE VALUE
                                        TOTAL                                    AT ASSUMED
                                       OPTIONS                                ANNUAL RATES OF
                         NUMBER OF     GRANTED                                  STOCK PRICE
                         SECURITIES      TO                MARKET             APPRECIATION FOR
                         UNDERLYING   EMPLOYEES EXERCISE   PRICE                OPTION TERM
                          OPTIONS     IN FISCAL   PRICE   ON DATE  EXPIRATION ----------------
NAME                      GRANTED       YEAR    PER SHARE OF GRANT    DATE      5%      10%
- ----                     ----------   --------- --------- -------- ---------- ------- --------
Jack E. Meyer...........      --         --        --        --          --       --       --
Wesley E. Johnson.......      --         --        --        --          --       --       --
Jonathan R. McGrath.....  100,000(1)    49.6%     $.60      $.60    10/10/01  $93,080 $235,795
W. Allen Putnam.........      --         --        --        --                   --       --
William R. Amaden.......   60,000(1)    29.8       .60       .60    11/08/01   55,848  141,477

- --------
(1) These options vest over a 16-quarter period, with a portion of the options commencing their vesting immediately upon grant and an additional portion commencing one year from the date of grant.

 Option Exercises and Year-End Values

  No stock options were exercised by the Named Executive Officers during the fiscal year ended June 30, 1995. The following table sets forth certain information regarding unexercised options held by each of the Named Executive Officers at the end of the fiscal year ended June 30, 1995.

                        OPTION VALUES AT FISCAL YEAR END

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                             OPTIONS AT JUNE 30, 1995     AT JUNE 30, 1995(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
- ----                         ------------------------- -------------------------
Jack E. Meyer...............      47,500/190,000         $ 598,500/$2,394,000
Wesley E. Johnson...........           --/--                     --/--
Jonathan R. McGrath.........       7,500/ 92,500            93,000/ 1,147,000
W. Allen Putnam.............      17,875/ 47,125           225,225/   593,775
William R. Amaden...........       3,750/ 56,250            46,500/   697,500

- --------
(1) Based upon difference between the public offering price and the exercise price.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL AGREEMENTS

  On January 26, 1994, the Company entered into an employment agreement with Jack Meyer under which Mr. Meyer agreed to serve as the Chief Executive Officer and President of the Company for a base salary of $150,000 per year, with salary increases subject to the discretion of the Company's Board of Directors. Effective January 1, 1996, Mr. Meyer's salary was increased to $165,000. Under the agreement, the Company agreed to grant Mr. Meyer an option to purchase 237,500 shares of Common Stock, vesting at various rates over a six year period. In addition, the Company has agreed that if Mr. Meyer's employment is terminated without cause, it will pay him his salary for a period of twelve months or until he has secured alternative employment, whichever occurs first. The Company has also entered into agreements with Mr. Amaden setting forth his responsibility in the United Kingdom and Europe. Under these agreements, both the Company and Mr. Amaden are required to give 60 days notice prior to termination of the agreements. The Company does not have written employment agreements with the other Named Executive Officers. Under the terms of a letter agreement between the Company and Mr. McGrath, the Company has agreed that if it terminates the employment of Mr. McGrath without cause, it will pay him his salary for a period of six months or until he has secured alternative employment, whichever occurs first.

DIRECTOR COMPENSATION

  Under the terms of the Company's 1991 Stock Option Plan, each person currently serving as a non-employee director has been granted a non-qualified option to purchase 10,000 shares of the Company's Common Stock at a price equal to initial public offering price. The options vest over four years and expire ten years from the date of grant, subject to earlier termination one year after the person ceases to be a director of the Company. In addition, persons first elected as non-employee directors in the future will receive options to purchase 10,000 shares at a price equal to fair market value on the date of grant. Each director is also reimbursed for expenses associated with attending Board of Directors meetings. Beginning in April 1996, non-employee directors are paid $1,000 per board meeting and $500 per committee meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Mr. Dann served as a member of the Company's Compensation Committee during the last fiscal year. Mr. Dann is currently the Company's Chairman of the Board and served as acting President of the Company from June 1993 to January 1994. Mr. Dann is President of M. Dann & Co., Inc., which is currently paid a minimum fee of $4,000 per month in return for a minimum of four to five days per month of consulting services. These consulting services include the arrangement of business opportunities for the Company, the review of the Company's intellectual property strategy, the assessment of new technologies and other strategic business matters. Mr. Dann received $40,970 as salary for the period from June 30, 1994 to November 30, 1994, and M. Dann & Co., Inc. received consulting fees in the aggregate amount of $32,000 from December 1994 through June 30, 1995.

1991 STOCK OPTION PLAN

  The Company's 1991 Stock Option Plan was adopted in August 1991 and was most recently amended in April 1996 (as amended, the "Stock Option Plan"). The maximum number of shares authorized to be issued under the Stock Option Plan is 1,550,910 shares of Common Stock, of which 177,122 options have been exercised, 722,200 shares are subject to currently outstanding options and 651,588 shares are eligible for future grant. Of the 651,588 shares available for grant, an aggregate of 229,998 have been reserved for issuance pursuant to options to be granted upon the closing of this offering at an exercise price equal to the offering price. The Stock Option Plan permits the granting of stock options, including incentive stock options ("ISO"s) as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options ("NQSOs") which do not qualify as ISOs. The purpose of the Stock Option Plan is to reward and provide incentives for executive officers, key employees, non-employee directors and consultants of the Company by providing them with an opportunity to acquire an equity interest in the Company, thereby increasing their personal interest in its continued success and progress. The purpose of the Stock Option Plan is also to retain the services of key employees and non-employee directors as well as to assist in attracting new key employees and non-employee directors. Options granted under the Stock Option Plan to executive officers generally vest over a 16-quarter period with a portion of the options commencing their vesting immediately upon grant and an additional portion commencing one year from the date of grant.

  The Stock Option Plan is administered by the Compensation Committee, which has the sole and complete authority to select the employees (including executive officers) who will receive options or other awards under the Plan. The Compensation Committee has the authority to determine the number of stock options to be granted to eligible individuals, whether the options will be ISOs or NQSOs, and the terms and conditions of the options (which may vary from optionee to optionee). The Compensation Committee determines the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than 10 years from the date the option is granted. The number of shares available under the Stock Option Plan and the exercise price of options granted or restricted stock awarded hereunder are subject to adjustment by the Compensation Committee to reflect stock splits, stock dividends, recapitalization, mergers or other major corporate actions. The Stock Option Plan has a term of ten years, and no option may be granted after its termination date. Options granted prior to the termination date may be exercised in accordance with their terms beyond the termination date. In the event of the sale by the Company of substantially all of its assets, or in the event of a merger of the Company, if the successor corporation does not substitute equivalent options, the Compensation Committee shall provide for the acceleration of the vesting of all outstanding stock options.

  The exercise price for options granted under the Stock Option Plan shall be at a price determined at the sole discretion of the Compensation Committee, provided, however, that ISOs granted under the Stock Option Plan shall be granted at exercise prices equal to the fair market value of the Company's Common Stock on the date of grant (110% for a shareholder holding 10% or more of the outstanding shares of Common Stock).

1996 EMPLOYEE STOCK PURCHASE PLAN

  The Company has adopted the Urologix, Inc. 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan"). All employees of the Company that have met the service eligibility requirements are eligible to participate in the 1996 Purchase Plan.

  Eligible employees elect to participate in the 1996 Purchase Plan through payroll deductions. The 1996 Purchase Plan will commence on the date this offering commences and will terminate ten years thereafter or such sooner date as all of the shares reserved under such plan have been issued. The 1996 Purchase Plan will be carried out in phases, with each phase lasting for a period of one year, or such other length of time as may be determined by the Board of Directors or any Committee thereof. As of each commencement date of a phase of the 1996 Purchase Plan, any eligible employee who elects to participate in the 1996 Purchase Plan is granted an option for as many full shares as he or she will be able to purchase through the payroll deduction procedure. The maximum level of payroll deductions is set by the Board of Directors for each phase, but may not exceed 10% of a participant's base pay during that phase. The option exercise price is established by the Board of Directors and may be as low as the lower of (i) 85% of the fair market value of the Common Stock on the commencement date of the phase or (ii) 85% of the fair market value of the Common Stock on the Termination Date of the phase. The Termination Date with respect to each phase is the date designated by the Board for the phase to end or the effective date of any merger or consolidation in which the Company is not the surviving corporation.

  The 1996 Purchase Plan is administered by the Board of Directors or a Committee, and authorizes the issuance of up to 100,000 shares. The 1996 Purchase Plan is intended to qualify as an "Employee Stock Purchase Plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. If the 1996 Purchase Plan so qualifies, employees exercising options would not have a taxable transaction on exercise.

401(K) PLAN

  Under the Urologix, Inc. 401(k) Plan and Trust (the "401(k) Plan"), each employee of the Company who has attained age 21, is not part of a collective bargaining unit and is not a nonresident alien who does not receive any United States source income from the Company will become a participant in the 401(k) Plan on the January 1, April 1, July 1 or October 1 next occurring after the employee has completed three months of employment with the Company. Participants may elect to contribute up to 15% of their compensation to the 401(k) Plan on a pre-tax basis. The Company may match participants' contributions to the Plan. The Company has not made any matching contributions to the 401(k) Plan in the past. Neither the employee's nor the Company's matching contribution is subject to federal income tax in the year contributed. An employee's contributions are fully vested when made. Participants direct the investment of contributions allocated to their 401(k) Plan accounts in funds selected by the Company.

MEDICAL ADVISORY BOARD

  The Company has established a Medical Advisory Board to meet with Company management semi-annually to review and comment on the scientific progress of the Company and to develop suggestions for new initiatives and applications. Individual members of this Board will also be consulted from time to time on specific scientific questions. The members of the Medical Advisory Board of the Company are as follows:

 NAME                                                AFFILIATION
 ----                                                -----------
 Martin I. Resnick, M.D., Chairman.... Chairman and Professor, Department of
                                       Urology at Case Western Reserve
                                       University
 Donald Griffith, M.D................. Professor of Urology, Baylor College of
                                       Medicine
 H. Logan Holtgrewe, M.D.............. Associate Professor of Urology, John
                                       Hopkins University School of Medicine;
                                       Chairman, Health Policy Council of the
                                       American Urological Association
 John D. McConnell, M.D............... Chairman and Professor, Division of
                                       Urology at Southwestern Medical Center,
                                       University of Texas at Dallas
 Glenn Preminger, M.D................. Professor of Urologic Surgery, Duke
                                       University Medical Center
 Claus Roehrborn, M.D................. Assistant Professor of Urology,
                                       Southwestern Medical Center, University
                                       of Texas at Dallas
 David C. Utz, M.D.................... Professor of Urology, Mayo Medical
                                       School; Consultant Emeritus, Mayo
                                       Clinic

                              CERTAIN TRANSACTIONS

  The Company was incorporated in Minnesota in May 1991. In connection with its incorporation, John Reid and Mitchell Dann each acquired 562,500 shares in exchange for contributions of $10,000 each.

  M. Dann & Co., Inc., a company owned by Mitchell Dann, the Company's Chairman, currently provides consulting services to the Company. See "Management--Compensation Committee Interlocks and Insider Participation."

  Between December 1991 and February 1994, the Company issued 1,202,201 shares of Series B Preferred Stock at a price of $4.00 per share. Each share of Series B Preferred Stock was convertible into approximately 1.35 shares of Common Stock. In March and June 1994, the Company issued 2,264,292 shares of Series C Preferred Stock at a price of $4.40 per share, each convertible into one share of Common Stock. In December 1995, the Company issued 312,500 shares of Series D Preferred Stock at a price of $8.00 per share, each convertible into one share of Common Stock. In March 1996, the Company issued 326,306 shares of Series D Preferred Stock at a price of $8.00 per share, each convertible into one share of Common Stock. The following directors and major shareholders of the Company participated in these offerings as follows:

                                                            NUMBER OF SHARES
                                                                PURCHASED
                                                         -----------------------
                                                         SERIES  SERIES  SERIES
                                                            B       C       D
                                                         ------- ------- -------
Mitchell Dann...........................................  12,500   5,000   1,566
Michael Henson..........................................   5,550   7,500   1,966
John Reid...............................................  18,750     --      --
Jack E. Meyer...........................................     --   11,364     813
Investment Advisers, Inc................................ 287,500 171,388     --
InterWest Partners IV................................... 250,000 363,637     --
Piper Jaffray Healthcare Fund........................... 125,000 102,273     --
Funds Managed by Patricof & Co. Ventures, Inc...........     --  909,092     --
Boston Scientific Corporation...........................     --      --  587,500

  Robert Momsen, a director of the Company, is a General Partner of InterWest Partners IV. Buzz Benson, a director of the Company, is a Managing Director of and a Partner in the Piper Jaffray Healthcare Fund. Janet Effland, a director of the Company, is a General Partner and Vice President of Patricof & Co. Ventures, Inc. Paul A. LaViolette, a director of the Company, is a Senior Vice President and Group President with Boston Scientific Corporation.

  The Company entered into a Consulting Agreement with Dr. Utz, a director of the Company, for the period from September 1, 1993 through August 31, 1994. The agreement has been extended on a yearly basis and currently runs through September 30, 1996. Dr. Utz provides consulting services to the Company in connection with the Medical Advisory Board, as well as general consultation on the Company's products and clinical evaluation of those products. In exchange for his services, Dr. Utz is paid $24,000 per year and through June 30, 1995 had received non-qualified stock options to purchase 14,450 shares of the Company's Common Stock under this agreement.

                             PRINCIPAL SHAREHOLDERS

  The following table sets forth the beneficial ownership of the Common Stock, including options exercisable within 60 days of April 1, 1996, by (i) each person known to the Company to beneficially own more than 5% of the Common Stock, (ii) each director, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated in the table below, all shareholders have sole voting and investment power over the shares beneficially owned. This table does not reflect any shares that may be acquired in this offering by these existing shareholders.

                                                                 PERCENTAGE OF
                               NUMBER OF                          OUTSTANDING
                               SHARES OF                            SHARES
                              COMMON STOCK                     -----------------
                              BENEFICIALLY                      BEFORE   AFTER
NAME                             OWNED                         OFFERING OFFERING
- ----                          ------------                     -------- --------
Funds Managed by Patricof &
 Co. Ventures, Inc. .........    909,092(1)                     15.2%    10.5%
445 Park Avenue
New York, NY 10022
InterWest Partners IV........    701,474                        11.7%     8.1%
3000 Sandhill Road
Menlo Park, CA 94025
John Reid....................    600,337                        10.0%     6.9%
775 Applegarden Rd.
Minnetrista, MN 55364
Boston Scientific
 Corporation.................    587,500                         9.8%     6.8%
One Boston Scientific Place
Natick, MA 01670
Mitchell Dann................    575,488(2)(3)                   9.6%     6.6%
14405-21st Ave. No.
Minneapolis, MN 55447
Investment Advisers, Inc.....    559,899(4)                      9.4%     6.5%
3700 First Bank Place
Minneapolis, MN 55440
Pathfinder Venture Capital
 Fund III....................    271,499                         4.5%     3.1%
7300 Metro Blvd., Suite 585
Minneapolis, MN 55439
Piper Jaffray Healthcare
 Fund........................    271,191                         4.5%     3.1%
222 South Ninth Street
Minneapolis, MN 55402
Jack E. Meyer................    110,146(3)(5)                   1.8%     1.3%
Buzz Benson..................    271,191(6)                      4.5%     3.1%
Janet Effland................    909,092(7)                     15.2%    10.5%
Michael Henson...............     55,778(3)                       *        *
Paul A. LaViolette...........    587,500(8)                      9.8%     6.8%
Robert Momsen................    701,474(9)                     11.7%     8.1%
David C. Utz, M.D............     17,000(3)                       *        *
William R. Amaden............     17,000(3)(5)                    *        *
Wesley E. Johnson............     11,250(3)(5)                    *        *
Jonathan R. McGrath..........     27,500(3)(5)                    *        *
W. Allen Putnam..............     30,062(3)(5)                    *        *
All directors and executive
 officers as a group
 (13 persons)................  3,913,818(2)(3)(5)(6)(7)(8)(9)   64.5%    44.5%

- --------

*Indicates ownership of less than one percent.

- --------
(1) Includes (i) 634,488 shares beneficially owned by APA Excelsior III, L.P. ("Excelsior"), (ii) 241,876 shares of Series C Preferred Stock beneficially owned by Coutts & Co. (Jersey) Ltd., Custodian for APA Excelsior III/Offshore, L.P. ("Coutts & Co."), and (iii) 32,728 shares of beneficially owned by CIN Venture Nominees, Ltd. ("CIN Ventures") (see footnote (4)). In addition, a European affiliate of Patricof & Co., APAX CR III, owns 136,364 shares of Series C Preferred Stock which are not deemed beneficially owned by virtue of separate voting and investment discretion.
(2) Includes 5,358 shares owned by M. Dann & Co. Profit Sharing Trust.
(3) Includes options to purchase the following number of shares, which are or will become exercisable within 60 days of April 1, 1996: Mr. Dann, 12,031 shares; Mr. Meyer, 14,844 shares; Mr. Henson, 250 shares; Dr. Utz, 9,500 shares; Mr. Amaden, 15,000 shares; Mr. Johnson, no shares; Mr. McGrath, 27,500 shares; Mr. Putnam, 30,062 shares; all officers and directors as a group, 109,187 shares.
(4) These shares are held by a group of IAI funds.
(5) This table only reflects options exercisable within 60 days of April 1, 1996. Total options held by executive officers as of the date of this Prospectus, including options listed in the table above, will be as follows: Mr. Meyer, 204,375 shares; Mr. Amaden, 68,575 shares; Mr. Johnson, 67,680 shares; Mr. McGrath, 119,290 shares; and Mr. Putnam, 89,290 shares.
(6) Includes 271,191 shares owned by the Piper Jaffray Healthcare Fund Limited Partnership. Mr. Benson, a director of the Company, is a partner in such partnership and, as such, may be deemed to share voting and investment power with respect to such shares. Mr. Benson disclaims beneficial ownership of such shares except to the extent of his respective interest in such shares arising from his interest in the partnership.
(7) Includes (i) 634,488 shares beneficially owned by Excelsior, (ii) 241,876 shares beneficially owned by Coutts & Co., and (iii) 32,728 shares beneficially owned by CIN Ventures. Ms. Effland is a general partner of APA Excelsior III Partners, L.P., which is a general partner of Excelsior and Coutts & Co. Ms. Effland is a Vice President of Patricof & Co. Ventures, Inc., which acts as the investment manager for CIN Ventures. As a result of these affiliations, Ms. Effland may be deemed to beneficially own all shares beneficially owned by Excelsior, Coutts & Co., and CIN Ventures and may be deemed to hold shared voting and investment power with respect to such shares beneficially owned by Excelsior, Coutts & Co. and CIN Ventures. Ms. Effland disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.
(8) Includes 587,500 shares owned by Boston Scientific Corporation. Mr. LaViolette is Senior Vice President and Group President of Boston Scientific Corporation. Mr. LaViolette disclaims beneficial ownership of such shares held by Boston Scientific Corporation.
(9) Includes 701,474 shares that are owned by InterWest Partners IV. Mr. Momsen is a general partner of InterWest Management Partners IV, the general partner of InterWest Partners IV. Mr. Momsen disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest in InterWest Management Partners IV.

                          DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, the authorized capital stock of the Company will consist of 25,000,000 shares which are designated as Common Stock, $.01 par value per share, and 5,000,000 shares that are not designated as to terms and preferences.

COMMON STOCK

  All shares of Common Stock have equal voting rights and have one vote per share in all matters to be voted upon by shareholders. Cumulative voting in the election of directors is not allowed. No share of Common Stock is entitled to preference over any other share of Common Stock, and each share of Common Stock is equal to any other share of Common Stock in all respects. All of the outstanding shares of Common Stock are, and the shares to be sold pursuant to this offering will be, fully paid and nonassessable. The shares of Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Subject to the rights of holders of any Preferred Stock that may be outstanding, each share of Common Stock is entitled to share in any distribution of capital assets remaining after payment of liabilities. Subject to the rights of holders of any Preferred Stock that may be outstanding, shareholders of Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds legally available thereof. Any such dividends may be paid in cash, property or shares of Common Stock.

  As of April 1, 1996, there were 5,978,526 shares of Common Stock outstanding (after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock), which were held by 90 shareholders of record.

PREFERRED STOCK

  All the Company's Preferred Stock is being converted into Common Stock immediately prior to the closing of this offering. Prior to this conversion, the Company had 6,000,000 shares of Preferred Stock authorized, which was divided into the following four series: (i) 175,000 shares of Series A Preferred Stock, of which 137,500 shares were outstanding and were convertible into 137,500 shares of Common Stock; (ii) 1,250,000 shares of Series B Preferred Stock, of which 1,202,201 shares were issued and outstanding and were convertible into 1,624,555 shares of Common Stock; (iii) 2,500,000 shares of Series C Preferred Stock, of which there were 2,264,292 shares outstanding and were convertible into 2,264,292 shares of Common Stock; and (iv) 650,000 shares of Series D Preferred Stock, of which 638,806 shares were outstanding and were convertible into 638,806 shares of Common Stock. An additional 1,425,000 shares of Preferred Stock were undesignated. Under the terms of the Company's Articles of Incorporation in effect prior to the closing of this offering, the shares of Preferred Stock are automatically converted into Common Stock immediately prior to the closing of an initial public offering of the Company's Common Stock equal to or greater than $15.00 per share with aggregate proceeds to the Company of $10,000,000. In addition, all shares of Preferred Stock are automatically converted into Common Stock in the event that holders of 50% or more of all Preferred Stock convert their shares into Common Stock. Holders of a majority of the Company's Preferred Stock have agreed to convert their Preferred Stock to Common Stock immediately prior to the closing of this offering. Immediately after the conversion of the Preferred Stock into Common Stock, there will be no Preferred Stock outstanding and the Amended and Restated Articles of Incorporation will become effective. Upon the effectiveness of the Company's Amended and Restated Articles of Incorporation, the Company will no longer have any Preferred Stock outstanding, but will have 5,000,000 shares of undesignated stock authorized, as described below.

UNDESIGNATED STOCK

  Under governing Minnesota law and the Company's Amended and Restated Articles of Incorporation, no action by the Company's shareholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the undesignated stock. The Board of Directors is empowered to establish, and to designate the name of, each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without shareholder approval, may issue undesignated stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

  The existence of undesignated stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the undesignated shares may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Bylaws and the statutes of the State of Minnesota require the Company to indemnify any director, officer, employee or agent who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against certain liabilities and expenses incurred in connection with the action, suit or proceeding, except where such persons have not acted in good faith or did not reasonably believe that the conduct was in the best interests of the Company.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or other persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ANTI-TAKEOVER PROVISIONS OF MINNESOTA BUSINESS CORPORATION ACT

  Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

  Section 302A.671 of the Minnesota Business Corporation Act ("MBCA") provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by a majority of the disinterested shareholders of the Company, the shares acquired above such new percentage level of voting control will not be entitled to voting rights. The Company is required to hold a special shareholders' meeting to vote on any such acquisition within 55 days after the delivery to the Company by the acquirer of an information statement describing, among other things, the acquirer and any plans of the acquirer to liquidate or dissolve the Company and copies of definitive financing agreements for any financing of the acquisition not to be provided by funds of the acquirer. If any acquirer does not submit an information statement to the Company within ten days after acquiring shares representing a new threshold percentage of voting control of the Company, or if the disinterested shareholders vote not to approve such an acquisition, the Company may redeem the shares so acquired by the acquirer at their market value. Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested board members of the issuing corporation.

  Section 302A.673 of the MBCA restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of the Company's outstanding voting stock (an "interested shareholder") unless a majority of the disinterested directors of the Company have approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, the statute imposes a four-year prohibition from the statutory interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock and various other transactions involving the Company and the statutory interested shareholder or its affiliates.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar with respect to the Common Stock will be American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock, and any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

  Upon consummation of the offering, the Company will have outstanding an aggregate of 8,678,526 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). Of the aggregate number of outstanding shares of Common Stock, the 2,700,000 shares of Common Stock sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company, as that term is defined by Rule 144 promulgated under the Securities Act (an "Affiliate"), whose sales would be subject to certain volume limitations and other restrictions described below.

  All officers, directors and certain shareholders of the Company, owning in the aggregate approximately 5,752,364 shares, have agreed pursuant to the Underwriting Agreement dated the date hereof (the "Underwriting Agreement") and other contractual lock-up agreements (the "Lock-up Agreements") not to sell, offer to sell or otherwise dispose of any shares of Common Stock without the prior consent of the Representatives for a period of 180 days from the date of this Prospectus. Taking into consideration the Lock-up Agreements, the number of shares that will be available for sale in the public market will be as follows: (i) approximately 170,663 shares will be eligible for immediate sale on the date of this Prospectus in accordance with Rule 144, (ii) approximately 47,825 additional shares will be eligible for sale beginning 90 days after the date of this Prospectus in accordance with Rule 144, (iii) approximately 5,121,232 additional shares will be eligible for sale beginning 180 days after the date of this Prospectus upon the expiration of agreements not to sell such shares; (iv) an additional 312,500 shares will become eligible for sale beginning in December 1997 as the Rule 144 holding period for such shares expires; and (v) an additional 326,306 shares will become eligible for sale beginning in March 1998, as the Rule 144 holding period for such shares expires.

  The 5,978,526 shares of Common Stock originally issued and sold by the Company in private transactions in reliance upon exemptions from the Securities Act held by shareholders upon the consummation of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 or otherwise.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell, in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock (approximately 86,786 shares immediately after the offering); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the consummation of the Offering.

  The Commission has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be adopted.

  Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-Affiliates to sell their Rule 701 shares without complying with the public information, holding period, volume limitation or notice provisions of Rule 144 and which permits Affiliates to sell their Rule 701 shares without complying with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance under the Company's 1991 Stock Option Plan, thus permitting the resale of such shares by non-Affiliates in the public market without restriction under the Securities Act. Such registration statement is expected to become effective shortly after the date of this Prospectus. At March 31, 1996, options to purchase 722,200 shares of Common Stock were outstanding. Of these shares, 636,188 shares are subject to a 180 day lock-up. Therefore 86,012 shares of Common Stock will be available for sale after the effective date of the registration statement on Form S-8 upon the vesting and exercise of options.

  Upon consummation of this offering, warrants to purchase an aggregate of 7,405 shares of Common Stock will be outstanding, which shares will be available for sale on the date of this Prospectus upon the exercise of warrants.

  The Company has adopted an employee stock purchase plan (the "Purchase Plan"), effective upon completion of the offering, and has reserved up to 100,000 shares of Common Stock for issuance thereunder. The Company will also register these shares on Form S-8 as soon as practicable after the closing of this offering. Shares issued under the Purchase Plan after the effective date of such registration statement, other than shares issued to affiliates of the Company, will be freely tradeable in the public market, subject to any applicable lock-up agreements.

REGISTRATION RIGHTS

  In connection with their acquisition of securities of the Company, a number of shareholders entered into an Investor Rights Agreement ("Agreement") with the Company under which the shareholders have the right to have their shares of Common Stock included in future registration statements filed by the Company under the Securities Act. In addition, beginning six months from the effective date of the offering covered by this Prospectus, upon the request of shareholders holding twenty-five percent of the securities covered under the Agreement and aggregating $5,000,000, the Company is required to file a registration statement with the Commission covering these securities. These shareholders also have additional demand registration rights at such time as the Company is eligible to use Form S-3.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Vector Securities International, Inc. and Dain Bosworth Incorporated, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
     UNDERWRITER                                                        SHARES
     -----------                                                       ---------
Alex. Brown & Sons Incorporated.......................................
Vector Securities International, Inc..................................
Dain Bosworth Incorporated............................................
                                                                       ---------
Total................................................................. 2,700,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other dealers. After the
initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 405,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,700,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,700,000 shares are being offered.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Shareholders of the Company, holding in the aggregate approximately 5,752,364 shares of Common Stock have agreed not to offer, sell or otherwise dispose of any of such Common Stock for a period of 180 days after the date of this Prospectus without the prior consent of the Representatives of the Underwriters. See "Shares Eligible for Future Sale."

  In consideration for services offered in connection with a private placement of the Company's preferred stock, Vector Securities International, Inc. and Dain Bosworth Incorporated received aggregate cash payments of $75,000 and $15,000 respectively, and aggregate reimbursement for expenses incurred in connection with such private placement totalling $30,375 and $3,468, respectively.

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                    EXPERTS

  The audited financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS

  The validity of the Shares offered hereby will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Certain legal matters relating to the offering will be passed upon for the Underwriters by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                             ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement and exhibits. Statements made in this Prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and exhibits may be inspected without charge and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Commission's Public Reference Section at 450 Fifth Street, NW., Washington, D.C. 20549.

  Prior to this offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934. After completion of this offering, the Company intends to comply with such requirements, including the distribution to its shareholders of an annual report containing audited financial statements.

                                 UROLOGIX, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................  F-2
Balance Sheets as of June 30, 1994 and 1995 and March 31, 1996
 (unaudited).............................................................  F-3
Statements of Operations for the years ended June 30, 1993, 1994 and
 1995, and for the period from inception (May 29, 1991) to June 30, 1995, and the nine months ended March 31, 1995 and 1996 (unaudited), and for the period from inception (May 29, 1991) to March 31, 1996 (unaudited)..  F-4
Statements of Shareholders' Equity for the period from inception (May 29,
 1991) to June 30, 1992, and for the years ended June 30, 1993, 1994 and
 1995, and the nine months ended March 31, 1996 (unaudited)..............  F-5
Statements of Cash Flows for the years ended June 30, 1993, 1994 and
 1995, and for the period from inception (May 29, 1991) to June 30, 1995 and the nine months ended March 31, 1995 and 1996 (unaudited), and for the period from inception (May 29, 1991) to March 31, 1996 (unaudited)..  F-6
Notes to Financial Statements............................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Urologix, Inc.:

  We have audited the accompanying balance sheets of Urologix, Inc. (a Minnesota corporation in the development stage) as of June 30, 1994 and 1995, and the related statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended June 30, 1995, and for the period from inception (May 29, 1991) to June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urologix, Inc. as of June 30, 1994 and 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 1995, and for the period from inception (May 29, 1991) to June 30, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
August 4, 1995 (except for Note 5,
as to which the date is April 30, 1996)

                                 UROLOGIX, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                   JUNE 30,               MARCH 31, 1996
                            ------------------------  ------------------------
                                                                    PRO FORMA
                               1994         1995        ACTUAL      (NOTE 5)
                            -----------  -----------  -----------  -----------
                                                      (UNAUDITED)  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash
   equivalents............. $ 8,579,777  $ 1,349,041  $ 3,148,904
  Available-for-sale
   securities..............     512,993    2,222,452      250,000
  Inventories..............     211,783      485,633       57,724
  Prepaids and other
   current assets..........         --       191,687      300,137
                            -----------  -----------  -----------
    Total current assets...   9,304,553    4,248,813    3,756,765
                            -----------  -----------  -----------
Property and equipment:
  Leasehold improvements...       9,710       76,346       79,721
  Machinery, equipment and
   furniture...............     293,671      514,050      625,519
  Less--Accumulated
   depreciation............    (168,178)    (272,611)    (363,289)
                            -----------  -----------  -----------
    Property and equipment,
     net...................     135,203      317,785      341,951
Other assets...............     361,041      309,117      317,583
                            -----------  -----------  -----------
                            $ 9,800,797  $ 4,875,715  $ 4,416,299
                            ===========  ===========  ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of
   capitalized lease
   obligations............. $    68,121  $     5,128  $     5,128
  Accounts payable.........     249,878      475,623      563,043
  Accrued liabilities......      89,718      395,643      599,757
                            -----------  -----------  -----------
    Total current
     liabilities...........     407,717      876,394    1,167,928
Capitalized lease
 obligations, less current
 maturities................         --        22,632       18,847
                            -----------  -----------  -----------
    Total liabilities......     407,717      899,026    1,186,775
                            -----------  -----------  -----------
COMMITMENTS AND
 CONTINGENCIES (Note 6)
Shareholders' equity (Note
 5):
  Noncumulative convertible
   preferred stock, Series
   A, $.01 par value,
   175,000 shares
   authorized; 137,500
   shares issued and
   outstanding (aggregate
   liquidation preference
   of $275,000)............       1,375        1,375        1,375          --
  Noncumulative convertible
   preferred stock, Series
   B, $.01 par value,
   1,250,000 shares
   authorized; 1,202,201
   shares issued and
   outstanding (aggregate
   liquidation preference
   of $4,808,804)..........      12,022       12,022       12,022          --
  Noncumulative convertible
   preferred stock, Series
   C, $.01 par value,
   2,500,000 shares
   authorized; 2,264,292
   shares issued and
   outstanding (aggregate
   liquidation preference
   of $9,962,885)..........      22,643       22,643       22,643          --
  Noncumulative convertible
   preferred stock, Series
   D, $.01 par value, 0, 0
   and 650,000 shares
   authorized; 638,806
   shares issued and
   outstanding at March 31,
   1996 (aggregate
   liquidation preference
   of $2,500,000)..........         --           --         6,388          --
  Noncumulative convertible
   preferred stock,
   Undesignated, $.01 par
   value, 75,000, 75,000
   and 1,425,000 shares
   authorized; no shares
   issued and outstanding..         --           --           --           --
  Common stock, $.01 par
   value, 6,500,000,
   6,500,000 and 12,500,000
   shares authorized;
   1,170,510, 1,197,904 and
   1,313,373 shares issued
   and outstanding.........      11,705       11,979       13,134       59,785
  Additional paid-in
   capital.................  14,858,782   14,868,864   19,495,328   19,491,105
  Deficit accumulated
   during the development
   stage...................  (5,513,447) (10,940,194) (16,321,366) (16,321,366)
                            -----------  -----------  -----------  -----------
    Total shareholders'
     equity................   9,393,080    3,976,689    3,229,524    3,229,524
                            -----------  -----------  -----------  -----------
                            $ 9,800,797  $ 4,875,715  $ 4,416,299  $ 4,416,299
                            ===========  ===========  ===========  ===========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                                 UROLOGIX, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                  FOR THE                                 FOR THE
                                                                PERIOD FROM                             PERIOD FROM
                                                                 INCEPTION            FOR THE            INCEPTION
                                                                  (MAY 29,    NINE MONTHS ENDED MARCH     (MAY 29,
                                YEARS ENDED JUNE 30,              1991) TO              31,               1991) TO
                         -------------------------------------    JUNE 30,    ------------------------   MARCH  31,
                            1993         1994         1995          1995         1995         1996          1996
                         -----------  -----------  -----------  ------------  -----------  -----------  ------------
                                                                              (UNAUDITED)  (UNAUDITED)   (UNAUDITED)
Cost reimbursement...... $   163,600  $     9,350  $   489,350  $    662,300  $   301,100  $   342,355  $  1,004,655
Cost of goods sold......     253,153      179,233      785,298     1,217,684      423,970      866,057     2,083,741
                         -----------  -----------  -----------  ------------  -----------  -----------  ------------
   Gross loss...........     (89,553)    (169,883)    (295,948)     (555,384)    (122,870)    (523,702)   (1,079,086)
                         -----------  -----------  -----------  ------------  -----------  -----------  ------------
Costs and expenses:
 Research and
  development...........   1,478,889    1,597,275    4,099,070     7,828,112    2,396,165    3,571,314    11,399,426
 General and
  administrative........     468,082      677,424      883,409     2,307,865      714,567      822,250     3,130,115
 Sales and marketing....      21,415      124,308      477,380       696,904      261,896      546,802     1,243,706
                         -----------  -----------  -----------  ------------  -----------  -----------  ------------
   Total costs and
    expenses............   1,968,386    2,399,007    5,459,859    10,832,881    3,372,628    4,940,366    15,773,247
                         -----------  -----------  -----------  ------------  -----------  -----------  ------------
Operating loss..........  (2,057,939)  (2,568,890)  (5,755,807)  (11,388,265)  (3,495,498)  (5,464,068)  (16,852,333)
Interest income.........      78,697       55,939      333,322       484,709      191,731       85,357       570,066
Interest expense........     (17,395)     (11,565)      (4,262)      (36,638)      (4,106)      (2,461)      (39,099)
                         -----------  -----------  -----------  ------------  -----------  -----------  ------------
Net loss................ $(1,996,637) $(2,524,516) $(5,426,747) $(10,940,194) $(3,307,873) $(5,381,172) $(16,321,366)
                         ===========  ===========  ===========  ============  ===========  ===========  ============
Net loss per common
 share.................. $     (1.03) $     (1.30) $     (2.75)               $     (1.68) $     (2.71)
                         ===========  ===========  ===========                ===========  ===========
Weighted average number
 of common shares
 outstanding............   1,934,572    1,945,623    1,969,815                  1,963,976    1,983,332
                         ===========  ===========  ===========                ===========  ===========
Pro forma (Note 1)
 (Unaudited):
 Net loss per common
  share.................                           $     (0.91)               $     (0.55) $     (0.90)
                                                   ===========                ===========  ===========
 Weighted average
  number of common
  shares outstanding....                             5,996,162                  5,990,323    6,009,679
                                                   ===========                ===========  ===========


  The accompanying notes to financial statements are an integral part of these statements.

                                 UROLOGIX, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                               NONCUMULATIVE CONVERTIBLE PREFERRED STOCK
                   -----------------------------------------------------------------

                                                                                                                     DEFICIT
                                                                                                                   ACCUMULATED
                      SERIES A        SERIES B          SERIES C         SERIES D      COMMON STOCK    ADDITIONAL   DURING THE
                   -------------- ----------------- ----------------- -------------- -----------------   PAID-IN   DEVELOPMENT
                   SHARES  AMOUNT  SHARES   AMOUNT   SHARES   AMOUNT  SHARES  AMOUNT  SHARES   AMOUNT    CAPITAL      STAGE
                   ------- ------ --------- ------- --------- ------- ------- ------ --------- ------- ----------- ------------
Balance, May 29,
1991.............      --  $  --        --  $   --        --  $   --      --  $  --        --  $   --  $       --  $        --
 Issuance of
 common stock,
 net.............      --     --        --      --        --      --      --     --  1,136,251  11,363      10,537          --
 Issuance of
 preferred stock,
 net.............  137,500  1,375   194,000   1,940       --      --      --     --        --      --    1,046,995          --
 Stock options
 exercised.......      --     --        --      --        --      --      --     --      1,475      15         575          --
 Net loss........      --     --        --      --        --      --      --     --        --      --          --      (992,294)
                   ------- ------ --------- ------- --------- ------- ------- ------ --------- ------- ----------- ------------
Balance, June 30,
1992.............  137,500  1,375   194,000   1,940       --      --      --     --  1,137,726  11,378   1,058,107     (992,294)
 Issuance of
 preferred stock,
 net.............      --     --  1,006,951  10,070       --      --      --     --        --      --    3,965,992          --
 Stock options
 exercised.......      --     --        --      --        --      --      --     --     20,500     205       4,496          --
 Net loss........      --     --        --      --        --      --      --     --        --      --          --    (1,996,637)
                   ------- ------ --------- ------- --------- ------- ------- ------ --------- ------- ----------- ------------
Balance, June 30,
1993.............  137,500  1,375 1,200,951  12,010       --      --      --     --  1,158,226  11,583   5,028,595   (2,988,931)
 Issuance of
 preferred stock,
 net.............      --     --      1,250      12 2,264,292  22,643     --     --        --      --    9,825,395          --
 Stock options
 exercised.......      --     --        --      --        --      --      --     --     12,284     122       4,792          --
 Net loss........      --     --        --      --        --      --      --     --        --      --          --    (2,524,516)
                   ------- ------ --------- ------- --------- ------- ------- ------ --------- ------- ----------- ------------
Balance, June 30,
1994.............  137,500  1,375 1,202,201  12,022 2,264,292  22,643     --     --  1,170,510  11,705  14,858,782   (5,513,447)
 Stock options
 exercised.......      --     --        --      --        --      --      --     --     27,394     274      10,082          --
 Net loss........      --     --        --      --        --      --      --     --        --      --          --    (5,426,747)
                   ------- ------ --------- ------- --------- ------- ------- ------ --------- ------- ----------- ------------
Balance, June 30,
1995.............  137,500  1,375 1,202,201  12,022 2,264,292  22,643     --     --  1,197,904  11,979  14,868,864  (10,940,194)
 Issuance of
 preferred stock,
 net (unaudited).      --     --        --      --        --      --  638,806  6,388       --      --    4,580,676          --
 Stock options
 exercised
 (unaudited).....      --     --        --      --        --      --      --     --    115,469   1,155      45,788          --
 Net loss
 (unaudited).....      --     --        --      --        --      --      --     --        --      --          --    (5,381,172)
                   ------- ------ --------- ------- --------- ------- ------- ------ --------- ------- ----------- ------------
Balance, March
31, 1996
(unaudited)......  137,500 $1,375 1,202,201 $12,022 2,264,292 $22,643 638,806 $6,388 1,313,373 $13,134 $19,495,328 $(16,321,366)
                   ======= ====== ========= ======= ========= ======= ======= ====== ========= ======= =========== ============
                     TOTAL
                     SHARE-
                    HOLDERS'
                     EQUITY
                   -----------
Balance, May 29,
1991.............  $      --
 Issuance of
 common stock,
 net.............      21,900
 Issuance of
 preferred stock,
 net.............   1,050,310
 Stock options
 exercised.......         590
 Net loss........    (992,294)
                   -----------
Balance, June 30,
1992.............      80,506
 Issuance of
 preferred stock,
 net.............   3,976,062
 Stock options
 exercised.......       4,701
 Net loss........  (1,996,637)
                   -----------
Balance, June 30,
1993.............   2,064,632
 Issuance of
 preferred stock,
 net.............   9,848,050
 Stock options
 exercised.......       4,914
 Net loss........  (2,524,516)
                   -----------
Balance, June 30,
1994.............   9,393,080
 Stock options
 exercised.......      10,356
 Net loss........  (5,426,747)
                   -----------
Balance, June 30,
1995.............   3,976,689
 Issuance of
 preferred stock,
 net (unaudited).   4,587,064
 Stock options
 exercised
 (unaudited).....      46,943
 Net loss
 (unaudited).....  (5,381,172)
                   -----------
Balance, March
31, 1996
(unaudited)......  $3,229,524
                   ===========

  The accompanying notes to financial statements are an integral part of these statements.

                                 UROLOGIX, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                   FOR THE                                 FOR THE
                                                                 PERIOD FROM                             PERIOD FROM
                                                                  INCEPTION            FOR THE            INCEPTION
                                                                   (MAY 29,    NINE MONTHS ENDED MARCH     (MAY 29,
                             FOR THE YEARS ENDED JUNE 30,          1991) TO              31,               1991) TO
                          -------------------------------------    JUNE 30,    ------------------------   MARCH 31,
                             1993         1994         1995          1995         1995         1996          1996
                          -----------  -----------  -----------  ------------  -----------  -----------  ------------
                                                                               (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
OPERATING ACTIVITIES:
Net loss................  $(1,996,637) $(2,524,516) $(5,426,747) $(10,940,194) $(3,307,873) $(5,381,172) $(16,321,366)
Adjustments to reconcile
 net loss to net cash
 used for operating
 activities--
 Depreciation...........       74,729       80,659      104,433       272,611       77,565       90,678       363,289
 Change in operating
  items:
 Inventories............     (185,404)      67,551     (273,850)     (485,633)    (817,355)     427,909       (57,724)
 Prepaids and other.....        1,987          --      (191,687)     (191,687)    (153,913)    (108,450)     (300,137)
 Accounts payable and
  accrued liabilities...       71,848       42,501      531,670       871,266      473,775      291,534     1,162,800
 Other assets...........          --      (347,621)      51,924      (309,117)      41,630       (8,466)     (317,583)
                          -----------  -----------  -----------  ------------  -----------  -----------  ------------
Net cash used for
 operating activities...   (2,033,477)  (2,681,426)  (5,204,257)  (10,782,754)  (3,686,171)  (4,687,967)  (15,470,721)
                          -----------  -----------  -----------  ------------  -----------  -----------  ------------
INVESTING ACTIVITIES:
Purchases of property
 and equipment..........      (52,581)     (26,082)    (259,255)     (380,015)    (195,269)    (114,844)     (494,859)
Purchase of securities..          --      (512,993)  (3,229,459)   (3,742,452)         --           --     (3,742,452)
Proceeds from sale of
 securities.............          --           --     1,520,000     1,520,000      262,993    1,972,452     3,492,452
                          -----------  -----------  -----------  ------------  -----------  -----------  ------------
Net cash provided by
 (used for) investing
 activities.............      (52,581)    (539,075)  (1,968,714)   (2,602,467)      67,724    1,857,608      (744,859)
                          -----------  -----------  -----------  ------------  -----------  -----------  ------------
FINANCING ACTIVITIES:
Issuance of preferred
 stock, net.............    3,976,062    9,848,050          --     14,874,422          --     4,587,064    19,461,486
Issuance of common
 stock, net.............        4,701        4,914       10,356        42,461        5,316       46,943        89,404
Payments made on capital
 leases.................      (50,984)     (56,778)     (68,121)     (182,621)     (46,997)      (3,785)     (186,406)
                          -----------  -----------  -----------  ------------  -----------  -----------  ------------
Net cash provided by
 (used for) financing
 activities.............    3,929,779    9,796,186      (57,765)   14,734,262      (41,681)   4,630,222    19,364,484
                          -----------  -----------  -----------  ------------  -----------  -----------  ------------
Increase (decrease) in
 cash and cash
 equivalents............    1,843,721    6,575,685   (7,230,736)    1,349,041   (3,660,128)   1,799,863     3,148,904
CASH AND CASH
 EQUIVALENTS:
Beginning of period.....      160,371    2,004,092    8,579,777           --     8,579,777    1,349,041           --
                          -----------  -----------  -----------  ------------  -----------  -----------  ------------
End of period...........  $ 2,004,092  $ 8,579,777  $ 1,349,041  $  1,349,041  $ 4,919,649  $ 3,148,904  $  3,148,904
                          -----------  -----------  -----------  ------------  -----------  -----------  ------------
Cash paid for:
 Interest...............  $    17,395  $    11,365  $     4,262  $     36,638  $     4,106  $     2,461  $     39,099
                          ===========  ===========  ===========  ============  ===========  ===========  ============

  The accompanying notes to financial statements are an integral part of these statements.

                                 UROLOGIX, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF OPERATING ACTIVITIES

  Urologix, Inc. (Urologix or the Company) was organized to research, develop, manufacture and market innovative devices for the treatment of benign prostatic hyperplasia (BPH) and other urologic diseases. Urologix is in the development stage, and revenues have been limited to recovery of certain costs incurred for human clinical investigations of its product. Future revenues of the Company are expected to come from both domestic and international markets after appropriate regulatory approvals have been obtained. Prior to the Company selling its products in the United States, Food and Drug Administration (FDA) approval must be obtained. The Company is currently engaged in clinical trials in the United States under an investigational device exemption approved by the FDA in late 1994.

  Even if the Company's efforts are successful, substantial time will pass before significant revenues might be realized in the United States. Internationally, clinical investigations are in process that are expected to lead to international regulatory approvals. The realization of the Company's investment in inventory, property and equipment and other assets is dependent upon, among other factors, the Company's ability to obtain final FDA and international regulatory approvals and the success of future operations.

INTERIM FINANCIAL STATEMENTS

  The balance sheet as of March 31, 1996 and the related statements of operations and cash flows for the nine-month periods ended March 31, 1995 and 1996, and for the period from inception (May 29, 1991) to March 31, 1996, and the statement of shareholders' equity for the nine-month period ended March 31, 1996 are unaudited. However, in the opinion of management, these interim financial statements include all adjustments (consisting of only normal recurring adjustments) which are necessary for the fair presentation of the results for the interim periods presented. The results of operations for the unaudited nine-month period ended March 31, 1996 are not necessarily indicative of the results which may be expected for the entire 1996 fiscal year.

CASH AND CASH EQUIVALENTS

  The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist of money market funds and are stated at cost, which approximates market value.

AVAILABLE-FOR-SALE SECURITIES

  The Company invests in U.S. Treasury bills with original maturities ranging from 90 days to one year. These investments are considered to be available-for-sale, and are stated at market value, which approximates cost.

INVENTORIES

  Inventories are stated at the lower of first-in, first-out cost or market and consist primarily of completed units. Inventories of disposable products are charged to expense as purchased.

                                 UROLOGIX, INC.

PROPERTY AND EQUIPMENT

  Improvements that extend the useful lives of property and equipment are capitalized at cost. Repairs and maintenance are charged to expense as incurred. Depreciation for machinery, equipment and furniture is provided using the straight-line method based upon estimated useful lives of three to seven years. Leasehold improvements and property and equipment under capitalized leases are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

OTHER ASSETS

  Other assets consist primarily of prepaid royalties resulting from a patent licensing agreement which was entered into in 1994. The agreement requires the Company to pay a royalty on sales of certain catheters and related systems. The amount prepaid by the Company will be charged to expense as sales are recognized.

COST REIMBURSEMENT

  The Company recognizes revenue received only to the extent of costs incurred in the development of a product.

RESEARCH AND DEVELOPMENT COSTS

  Research and development costs are charged to expense as incurred. These expenses include patent costs of $165,132, $287,479 and $202,224 for the years ended June 30, 1993, 1994 and 1995.

NET LOSS PER COMMON SHARE

  Net loss per common share was computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period. The impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding, except as follows, as the effect would be antidilutive. Pursuant to Securities and Exchange Commission rules, shares of convertible preferred stock sold and stock options granted within one year of the date of the contemplated initial public offering have been included in the calculation of common share equivalents as if they were outstanding for all periods presented.

  Unaudited pro forma net loss per common share is computed by dividing net loss by weighted average common shares outstanding as described above, and as adjusted to reflect the conversion to common stock of preferred shares not already included in the above computation of weighted average shares outstanding.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

                                 UROLOGIX, INC.

2. INCOME TAXES:

  A reconciliation of the Company's statutory tax rate to the effective rate for the years ended June 30 is as follows:

                                                               1993  1994  1995
                                                               ----  ----  ----
      Federal statutory rate..................................  34%   34%   34%
      State taxes, net of federal tax benefit.................   6     6     6
      Valuation allowance..................................... (40)  (40)  (40)
                                                               ---   ---   ---
                                                                 0%    0%    0%
                                                               ===   ===   ===

  As of June 30, 1995, the Company had net operating loss carryforwards of $9,989,000 for federal income tax purposes that are available to offset future taxable income through the year 2010. Additional tax losses of $5,306,000 were generated for the nine months ended March 31, 1996. Certain restrictions caused by the change in ownership resulting from sales of stock will limit annual utilization of the net operating loss carryforwards.

  The components of the Company's deferred tax asset for the years ended June 30, is as follows:

                                                                1994     1995
                                                               -------  -------
      Net operating loss carryforwards........................ $ 2,147  $ 3,996
                                                               -------  -------
      Valuation allowance.....................................  (2,147)  (3,996)
                                                               -------  -------
                                                               $     0  $     0
                                                               =======  =======

3. CREDIT FACILITIES:

  The Company has a $250,000 demand revolving credit arrangement (the Revolver) with a bank. Any borrowings would be collateralized by a $250,000 certificate of deposit with interest on the Revolver computed at the bank's base rate, as defined. No borrowings took place under the Revolver in fiscal 1993, 1994 or 1995.

4. EMPLOYEE BENEFIT PLANS:

401(K) PLAN

  The Company provides a 401(k) savings plan to which eligible employees may make pretax payroll contributions up to 15% of compensation. Company matching contributions are discretionary, and none have been made to date.

1996 EMPLOYEE STOCK PURCHASE PLAN

  In April 1996, the Company adopted the 1996 Employee Stock Purchase Plan (the
Plan), and reserved 100,000 common shares for issuance under the Plan, commencing upon the effective date of an initial public offering. Under the terms of the Plan, employees may purchase common shares at prices to be determined by the Company's board of directors, ranging from 85% to 100% of the shares' estimated fair market value.

5. SHAREHOLDERS' EQUITY:

COMMON AND CONVERTIBLE PREFERRED STOCK

  In May and June 1991, the Company issued 1,125,000 and 11,250 shares of common stock at $.02 and $.20 per share, respectively, for net proceeds of $21,900. In July and December 1991, the Company issued 137,500 Series A and 194,000 Series B convertible preferred shares at $2.00 and $4.00 per share, respectively, for total proceeds of $1,050,310. In August through November 1992, the Company issued

                                 UROLOGIX, INC.

1,006,951 Series B convertible preferred shares at $4.00 per share for net proceeds of $3,976,062. From February through June 1994, the Company issued 1,250 Series B and 2,264,292 Series C convertible preferred shares at $4.00 and $4.40 per share, respectively, for total net proceeds of $9,848,050. In December 1995, the Company completed the sale of 312,500 Series D convertible preferred shares at $8.00 per share, for total net proceeds of $2,035,528. In March 1996, the Company completed the sale of 326,306 Series D convertible preferred shares at $8.00 per share for net proceeds of $2,551,536.

  Holders of the preferred stock have the number of votes equal to the largest number of full shares of common stock into which the preferred shares may be converted. All preferred shares are convertible at the holder's option, or immediately upon a public offering of the Company's common stock at an offering price of at least $15.00 per share and total gross proceeds of $10,000,000. All shares of preferred stock are automatically converted into common stock in the event that holders of 50% or more of all preferred stock convert their shares to common stock. Preferred shares contain a liquidation preference, including all declared but unpaid dividends, in the event of liquidation. Dividends on the preferred shares are noncumulative and occur only as declared by the board of directors. No dividends have been declared to date.

  Conversion ratios and liquidation preferences of each preferred stock series are as follows:

                                                                      PER SHARE
                                                          CONVERSION LIQUIDATION
      SERIES                                              TO COMMON  PREFERENCE
      ------                                              ---------- -----------
      A..................................................   1 : 1       $2.00
      B..................................................  1 : 1.35     $4.00
      C..................................................   1 : 1       $4.40
      D..................................................   1 : 1       $8.00

  In conjunction with the Company's initial public offering, all shares of convertible preferred stock will be converted to common stock, in accordance with each Series' respective conversion ratio. The accompanying balance sheets reflect actual shareholders' equity at March 31, 1996, and pro forma to reflect the conversion of all preferred shares to common stock.

COMMON STOCK WARRANTS

  The Company had a warrant to purchase 7,405 shares of common stock at $2.96 per share as of June 30, 1994 and 1995, and March 31, 1996.

STOCK OPTION PLAN

  The Company has a stock option plan which provides for the granting of incentive stock options to employees and nonqualified stock options to employees, directors and consultants. As of June 30, 1995, the Company has reserved 800,910 shares of common stock under this plan. In December 1995, the Company reserved an additional 250,000 shares of common stock for issuance under this plan. Options generally expire seven years from the date of grant and are subject to varying vesting schedules. Shares subject to options are summarized as follows:

                                                                        OPTION
                                                INCENTIVE NONQUALIFIED EXERCISE
                                                  STOCK      STOCK     PRICE PER
                                                 OPTIONS    OPTIONS      SHARE
                                                --------- ------------ ---------
Balance at May 29, 1991........................      --         --          --
  Options granted..............................   58,350     37,675    $.20-.40
  Options exercised............................      --      (1,475)        .40
                                                 -------     ------    --------
Balance at June 30, 1992.......................   58,350     36,200     .20-.40
  Options granted..............................   43,901     34,234         .40
  Options canceled.............................  (10,100)       --          .40
  Options exercised............................  (20,500)       --      .20-.40
                                                 -------     ------    --------

                                 UROLOGIX, INC.

                                                                       OPTION
                                              INCENTIVE  NONQUALIFIED EXERCISE
                                                STOCK       STOCK     PRICE PER
                                               OPTIONS     OPTIONS      SHARE
                                              ---------  ------------ ---------
Balance at June 30, 1993.....................   71,651      70,434    $ .20-.40
  Options granted............................  399,452      19,900      .40-.44
  Options canceled...........................  (41,681)        --           .40
  Options exercised..........................   (3,484)     (8,800)         .40
                                              --------     -------    ---------
Balance at June 30, 1994.....................  425,938      81,534      .20-.44
  Options granted............................  201,603      11,350      .20-.60
  Options canceled...........................   (1,206)        --           .40
  Options exercised..........................   (1,294)    (26,100)     .20-.40
                                              --------     -------    ---------
Balance at June 30, 1995.....................  625,041      66,784      .20-.60
  Options granted............................  142,625       3,563     .60-1.60
  Options canceled...........................     (344)        --           .60
  Options exercised.......................... (115,469)        --           .60
                                              --------     -------    ---------
Balance at March 31, 1996....................  651,853      70,347    $.20-1.60
                                              ========     =======    =========
Options exercisable at June 30, 1995.........   63,681      37,621    $ .20-.60
                                              ========     =======    =========
Options exercisable at March 31, 1996........  204,335      40,950    $.20-1.60
                                              ========     =======    =========

  As of June 30, 1995 and March 31, 1996, 47,436 and 151,588 options, respectively, were available for future grant under this plan.

  In April 1996, the Company's shareholders reserved an additional 500,000 common shares for issuance under the Plan. In addition, 149,998 options were granted to employees, at an exercise price equal to the offering price, to be issued at the effective date of an initial public offering.

  In April 1996, the Company amended its 1991 Stock Option Plan to provide for the automatic grant of 10,000 stock options to each non-employee director upon the later of initial election or the effective date of an initial public offering. Options are granted at fair market value, vest over four years, and expire ten years from date of grant, or one year after the person ceases to be a director of the Company, whichever occurs earlier.

REVERSE STOCK SPLIT

  The Company's shareholders approved a 1-for-2 reverse common and convertible preferred stock split effective April 30, 1996. The effect of the reverse stock split has been reflected for all periods presented in the accompanying financial statements.

INCREASE IN AUTHORIZED SHARES

  Effective November 29, 1995, the Company increased its authorized shares of common and preferred stock from 6,500,000 and 4,000,000, to 12,500,000 and 6,000,000, respectively. In April 1996, the shareholders approved an amendment to the Articles of Incorporation to provide authorized capital stock of 25,000,000 common and 5,000,000 undesignated shares effective immediately prior to the closing of an initial public offering.

                                 UROLOGIX, INC.

                   NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

6. COMMITMENTS AND CONTINGENCIES:

PURCHASE COMMITMENTS

  At June 30, 1995, the Company has orders outstanding to purchase a certain number of T3 Control Units, the primary system necessary for all T3 treatments, from a third-party vendor for a total purchase commitment of approximately $500,000. Management believes that current funds on-hand will be sufficient to meet its purchase commitments or that alternate sources of financing will be available.

PRODUCT LIABILITY RISK; LIMITED INSURANCE COVERAGE

  The manufacture and sale of medical products entail significant risk of product liability claims. The Company maintains product liability insurance coverage of $1.0 million per occurrence and an annual aggregate maximum of $2.0 million. The Company also carries a $5.0 million umbrella insurance policy. There can be no assurance that the Company's existing insurance coverage limits are adequate to protect the Company from any liabilities it might incur in connection with the clinical trials or future sales of the T3 System.

LEASES

  The Company leases its facility and certain equipment under noncancelable operating or capital leases which expire at various dates through fiscal 1999. Rent expense related to operating leases was approximately $62,000, $78,500 and $102,500 for the years ended June 30, 1993, 1994 and 1995, and $76,900 and
$140,200 for the nine-month periods ended March 31, 1995 and 1996, respectively. Future minimum lease commitments under noncancelable operating and capital leases with initial remaining terms of one year or more are as follows as of June 30, 1995:

                                                              OPERATING CAPITAL
                                                               LEASES   LEASES
                                                              --------- -------
      Fiscal year:
        1996................................................. $111,189  $ 8,328
        1997.................................................  101,992    8,328
        1998.................................................   71,155    8,328
        1999.................................................      904   11,105
                                                                        -------
                                                                         36,089
      Less--Imputed interest.................................            (8,329)
      Current maturities.....................................            (5,128)
                                                                        -------
      Long-term capitalized lease obligations................           $22,632
                                                                        =======

RELATED PARTY TRANSACTIONS

  In fiscal 1995, the Company entered into a consulting agreement with a member of the board of directors under which the Company pays a minimum $4,000 monthly retainer. The Company paid $32,000 under this arrangement in the fiscal year ended June 30, 1995.

PATENT MATTERS

  A company, EDAP Technomed, Inc., ("EDAP") has obtained United States and European patents relative to its transurethral, microwave-based system for treating BPH. Its recently issued European patent is currently subject to the opposition process. The Company received a letter dated May 13, 1996 from intellectual property counsel for EDAP alleging that the T3 System is covered by one of EDAP's United States patents and that any commercial manufacture, use or sale of the T3 System would infringe that United States patent. The Company has been aware of the EDAP patent and, based on its investigation, which included obtaining the advice of intellectual property counsel, believes that its T3 System does not infringe the EDAP patent or any other United States patent. Further, the Company does not believe that any patent exists which will preclude the Company from manufacturing and selling its T3 System on a worldwide basis. There can be no assurance, however, that the Company's T3 System does not infringe upon the patent rights or other intellectual property rights of EDAP or other companies, that the Company will not be required to redesign the T3 System or to seek licenses from EDAP or other companies, or that EDAP or other companies will not pursue claims of infringement against the Company.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  -----------
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
The Company...............................................................   11
Use of Proceeds...........................................................   11
Dividend Policy...........................................................   11
Capitalization............................................................   12
Dilution..................................................................   13
Selected Financial Data...................................................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   19
Management................................................................   40
Certain Transactions......................................................   47
Principal Shareholders....................................................   48
Description of Capital Stock..............................................   50
Shares Eligible for Future Sale...........................................   52
Underwriting..............................................................   54
Experts...................................................................   55
Legal Matters.............................................................   55
Additional Information....................................................   55
Index to Financial Statements.............................................  F-1

                                  -----------
 UNTIL          , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,700,000 Shares

                                    [LOGO]

                                 Common Stock

                                  -----------

                                  PROSPECTUS

                                  -----------

                              Alex. Brown & Sons
                                 INCORPORATED

                       Vector Securities International,
                                     INC.

                                 Dain Bosworth
                                 INCORPORATED

                                          , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following fees and expenses will be paid by the Company in connection with issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All of such expenses, except for the SEC, NASD and NASDAQ fees are estimated.

      SEC registration fee............................................ $ 14,990
      NASD filing fee................................................. $  4,847
      NASDAQ fee...................................................... $ 39,197
      Legal fees and expenses......................................... $160,000
      Accounting fees and expenses.................................... $ 60,000
      Blue Sky fees and expenses...................................... $ 17,500
      Transfer agent and registrar fees............................... $ 10,000
      Printing expenses............................................... $100,000
      Miscellaneous expenses.......................................... $ 93,466
                                                                       --------
          TOTAL....................................................... $500,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Amended and Restated Articles of Incorporation and Bylaws of Urologix provide for indemnification of directors to the full extent permitted by the Minnesota Business Corporation Act. Minnesota Statutes (S)302A.521 provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined therein) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of Urologix.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Urologix pursuant to the foregoing provisions, Urologix has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  Under Section 8 of the Underwriting Agreement to be filed as Exhibit 1.1 hereto, the Underwriters agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The information in this Item gives retroactive effect to the one-for-two reverse stock split of the Company to be effective immediately prior to the closing of this offering.

  The Company has sold the following unregistered securities during the past three years:

  In March and June 1994, the Company issued a total of 2,264,292 shares of its Series C Preferred Stock at a price of $4.40 per share to 36 investors, including 20 individual investors at a price of $4.00 per share and raised gross proceeds of $9,962,885. Of the shares purchased in that offering, 2,223,151 shares were purchased by institutional investors including venture capital companies, investment partnerships and a corporate strategic investor.

  On December 5, 1995, the Company sold 312,500 shares of Series D Preferred Stock at a price of $8.00 per share to one corporate investor and raised gross proceeds of $2,500,000. In March 1996, the Company sold 326,306 shares of Series D Preferred Stock to 49 existing security holders in a rights offering and raised gross proceeds of $2,610,448.

  As of March 31, 1996, options to purchase up to 899,322 shares had been issued by the Company under the 1991 Stock Option Plan. During the last three years, the Company has issued a total of 177,122 shares upon exercise of such options at a weighted average exercise price of $0.38 per share and received gross proceeds of $67,504.

  All Common Stock and Preferred Stock was sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended. All options and shares issued upon exercise of options were issued pursuant to Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

     1.1       Underwriting Agreement.(3)
     3.1       Amended and Restated Articles of Incorporation.(3)
     3.2       Amended and Restated Bylaws of the Company.(3)
     4.1       Form of Common Stock Certificate.(1)
     5.1       Opinion of Lindquist & Vennum P.L.L.P.(3)
     10.1      Amended and Restated Urologix, Inc. 1991 Stock Option Plan.*(3)
     10.2      Employment Agreement dated January 26, 1994 between the Company and Jack
               Meyer.*(3)
     10.3      Letter Agreement dated as of October 10, 1994 between the Company and
               Jonathan R. McGrath.*(3)
     10.4      Supply Agreement dated August 24-25, 1995 between the Company and SeaMED
               Corporation.(2)(3)
     10.5      Lease Agreement dated January 20, 1992, between the Company and Parkers
               Lake Pointe I Limited Partnership, including Addendum to Lease Agreement dated June 20, 1994, Addendum to Lease Agreement dated April 5, 1995 and
               Addendum to Lease Agreement dated March 7, 1996.(3)
     10.6      Investor Rights Agreement dated December 5, 1995 between the Company and certain of its shareholders.(3)
     10.7      Distribution Agreement dated February 28, 1994 between the Company and
               Nihon Kohden Corporation.(2)(3)
     10.8      Agreement dated November 5, 1993 between the Company and Dr. David C. Utz, including supplemental letter agreements dated November 2, 1994 and July
               31, 1995.*(3)
     10.9      Letter agreement dated October 10, 1994 between the Company and Mitchell
               Dann.*(3)
     10.10     Letter Agreement dated November 18, 1994 between the Company and William
               R. Amaden.*(3)
     10.11     Consulting Agreement dated November 28, 1994 between the Company and
               William R. Amaden.*(3)
     11.1      Statement re: Computation of Loss per Common Share.(1)
     23.1      Consent of Arthur Andersen, LLP.(1)
     23.2      Consent of Lindquist & Vennum P.L.L.P., included in Exhibit 5.1.
     24.1      Power of Attorney (included in the Signature Page).(3)

- --------
   *Indicates Compensation Plan

(1) Filed herewith.
(2) Certain information has been deleted from this exhibit and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2.
(3) Previously filed.

  (b) FINANCIAL STATEMENT SCHEDULES

  All schedules have been omitted because they are either not required, are not applicable, or the required information is shown in the Financial Statements and related notes.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) It will provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE FORM S-1 REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PLYMOUTH, STATE OF MINNESOTA, ON THE 14TH DAY OF MAY, 1996.

                                          UROLOGIX, INC.

                                            /s/ Jack E. Meyer
                                          BY: _________________________________
                                            Jack E. Meyer, President and
                                            Chief Executive Officer and
                                            Director

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY 14, 1996.

             SIGNATURE                           TITLE
             ---------                           -----


                   *                 Chairman of the Board
____________________________________
           Mitchell Dann

         /s/ Jack E. Meyer           Director, President and
____________________________________   Chief Executive Officer
           Jack E. Meyer               (principal executive
                                       officer)

                   *                 Vice President, Chief
____________________________________   Financial Officer and
         Wesley E. Johnson             Secretary (principal
                                       accounting officer)

                   *                 Director
____________________________________
            Buzz Benson

                   *                 Director
____________________________________
          Janet G. Effland

                   *                 Director
____________________________________
         Michael R. Henson

                   *                 Director
____________________________________
           Robert Momsen

                   *                 Director
____________________________________
            John M. Reid

                   *                 Director
____________________________________
         David C. Utz, M.D.

                   *                 Director
____________________________________
         Paul A. LaViolette


       /s/ Jack E. Meyer
*By ___________________________
         Jack E. Meyer,
        Attorney-In-Fact

                                 EXHIBIT INDEX

 EXHIBIT NO.                       DESCRIPTION                         PAGE NO.
 -----------                       -----------                         --------
   1.1       Underwriting Agreement(3)
   3.1       Amended and Restated Articles of Incorporation(3)
   3.2       Amended and Restated Bylaws of the Company(3)
   4.1       Form of Common Stock Certificate.(1)...................
   5.1       Opinion of Lindquist & Vennum P.L.L.P.(3)
  10.1       Amended and Restated Urologix, Inc. 1991 Stock Option
             Plan.*(3)
  10.2       Employment Agreement dated January 26, 1994 between the
             Company and Jack Meyer.*(3)
  10.3       Letter Agreement dated as of October 10, 1994 between
             the Company and Jonathan R. McGrath.*(3)
  10.4       Supply Agreement dated August 24-25, 1995 between the
             Company and SeaMED Corporation.(2)(3)
  10.5       Lease Agreement dated January 20, 1992, between the
             Company and Parkers Lake Pointe I Limited Partnership,
             including Addendum to Lease Agreement dated June 20,
             1994, Addendum to Lease Agreement dated April 5, 1995
             and Addendum to Lease Agreement dated March 7, 1996.(3)
  10.6       Investor Rights Agreement dated December 5, 1995
             between the Company and certain of its shareholders.(3)
  10.7       Distribution Agreement dated February 28, 1994 between
             the Company and Nihon Kohden Corporation.(2)(3)
  10.8       Agreement dated November 5, 1993 between the Company
             and Dr. David C. Utz, including supplemental letter
             agreements dated November 2, 1994 and July 31,
             1995.*(3)
  10.9       Letter agreement dated October 10, 1994 between the
             Company and Mitchell Dann.*(3)
  10.10      Letter Agreement dated November 18, 1994 between the
             Company and William R. Amaden*(3)
  10.11      Consulting Agreement dated November 28, 1994 between
             the Company and William R. Amaden*(3)
  11.1       Statement re: Computation of Loss per Common Share(1)..
  23.1       Consent of Arthur Andersen, LLP(1).....................
  23.2       Consent of Lindquist & Vennum P.L.L.P., included in
             Exhibit 5.1.
  24.1       Power of Attorney (included in the Signature Page)(3)

- --------
*Indicates Compensation Plan

(1) Filed herewith.
(2) Certain information has been deleted from this exhibit and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2.
(3) Previously filed.